10/2


06017372

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SXR Uranium One Inc

*CURRENT ADDRESS 26 Wellington Street East
Suite 820
Toronto, Ontario, Canada M5E 1S2

**FORMER NAME Southern Cross Resources Inc

**NEW ADDRESS


PROCESSED
OCT 19 2006
THOMSON
FINANCIAL

FILE NO. 82- 04831 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: ERS

DAT : 10/18/06


SXR
Southern Cross Resources Inc.

Cash Flow Visibility & Exploration Upside from a Diversified Exploration Portfolio

2004 ANNUAL REPORT

company strategy

Southern Cross Resources Inc. (listed as "SXR" on the Toronto Stock Exchange) is dedicated to the acquisition, exploration and development of uranium properties to create value for shareholders. With a commitment to achieving the highest level of professionalism in the conduct of its business practices, the focus of the Company is to grow and to develop a diversified portfolio of assets, including the permitted Honeymoon Project and exploration properties in both Canada and Australia.

SXR is a Canadian company located in Toronto, Canada, with its subsidiary, Southern Cross Resources Australia Pty. Ltd., located in South Australia. Since incorporation in 1997, SXR has acquired Exploration Licences (ELs) in South Australia and entered into Joint Ventures (JVs) in South Australia and Canada. Current licences include Yarramba, South Eagle, Goulds Dam, Katchiwilleroo, Ethiudna (a JV with Equinox Resources Ltd.), and Karkarook (a JV with Olliver Geological Services Pty. Ltd.). In Canada, SXR has a JV with Pitchstone Exploration Ltd. in the Athabasca Basin.

Having secured Honeymoon as a fully permitted operation with minimal startup time, the focus in 2004 was exploring for additional uranium resources on the Honeymoon mining license and assessing development options for the Honeymoon Project. Throughout the year, the Company also began exploration in Canada and began planning for exploration on newly acquired properties in South Australia.

SXR in 2004

- Achieved debt free status through a series of transactions with lender Resource Capital Fund (RCF), leaving the Company with a broader shareholder base and $5.4 million in cash as of December 31, 2004.
- Drilled scoping holes at Honeymoon which confirmed the presence of a high-grade Tertiary uranium deposit suitable for in-situ leach mining. It was also concluded that resources at Honeymoon and East Kalkaroo, which total 9.3 million pounds of U_3O_8, are unlikely to increase significantly with further drilling.
- Signed a Heads of Agreement with Equinox Resources Ltd. to explore for Tertiary uranium on Equinox's Exploration Licence "Ethiudna" adjacent to SXR's Goulds Dam and Katchiwilleroo licences. SXR has exclusive rights to explore for Tertiary-hosted uranium mineralization.
- Completed drill testing of the zone of mineralization between the Honeymoon resource and Brooks Dam confirming the presence of basal sand mineralization downstream from Honeymoon, although mineralization was not of sufficient grade to be considered a resource.
- Signed a Letter Agreement to earn a 50% interest and form a Joint Venture covering a number of Pitchstone Exploration Ltd.'s Athabasca properties. The Agreement covers 23,551 ha of properties, including: Darby/Candle, Waterfound, Moon Lake, and Lynx Lake.
- Commissioned a cost and engineering study with Ausenco Ltd. to determine the costs of a new commercial plant at Honeymoon with production capacity of 400 tonnes (880,000 pounds) per annum of U_3O_8. Based on the results, a decision was made to keep the Honeymoon Project on hold until uranium prices increase to a level that would support a production decision based on shareholder value and conservative management of production startup risks.
- Completed drilling 117 holes at Goulds Dam, which is considered sufficient to recalculate a resource for the area drilled. All holes were logged using SXR's Prompt Fission Neutron (PFN) tool. A revised resource figure for Goulds Dam, complying with both JORC and NI 43-101 reporting standards, will be published in the second quarter of 2005.

SXR in 2005

- Maintain readiness for construction of a commercial plant at the Honeymoon Project, while continuing exploration in South Australia and Canada and assessing new projects.
- Publish a resource figure for Goulds Dam Prospect (0.9 km²) in compliance with NI 43-101 reporting standards.
- Restart drilling in the second quarter in the broader Goulds Dam area (1900 km²).
- Re-log previous drill core at the Karkarook JV property, acquired in January 2005, and interpret existing geophysical data to identify exploration targets. This property has the potential to contain unconformity-type uranium mineralization similar to deposits in northern Australia and the Athabasca Basin. A drill test is planned for 2005.
- Accelerate exploration at the Pitchstone Project in the Athabasca Basin. Flow-through funding, obtained for exploration in 2005, has resulted in the successful completion of extensive geophysical work which has refined existing drill targets and identified new ones. Plans are underway to commence drilling in the second half of 2005 at Waterfound, where there is year round road access, followed by drilling at Darby/Candle in January 2006 and onward, as climatic conditions permit.






messagetoshareholders

Southern Cross Resources is pleased to present its eighth Annual Report to shareholders. Overall, this was a year of transition in which we repositioned the Company in the market place, establishing a solid, realistic foundation on which to build shareholder value. This repositioning was based on key initiatives, including: drilling to confirm existing resources at Honeymoon and Goulds Dam; putting the Honeymoon Project on a stronger technical footing; and adding two promising new exploration projects in Australia and Canada where the targets are massive unconformity-style uranium deposits.

As shareholders are aware, however, the year was not without disappointment. SXR's share price did not perform as hoped over the year as the market re-rated the Company during this period of transition. Despite the share price disappointment, we believe the transition will enhance SXR's unique position among new uranium companies – a position of having cash flow visibility, excellent upside exploration potential, and a growing and diversified portfolio of assets.




In 2004, effort was dedicated to refining the Honeymoon Project. Drilling on the Honeymoon Mining License increased confidence in the resources but also indicated that a significant increase beyond 9.3 million pounds was not likely. In August, Ausenco, an independent engineering firm, was engaged to complete a cost and engineering study for a commercial-scale plant at Honeymoon with a design capacity of 400 tonnes (880,000 pounds) per annum of U_3O_8. Given increases in capital and operating cost estimates, project returns were not seen as creating sufficient shareholder value with 2004 uranium prices; hence, it was decided to maintain the project on hold. Honeymoon, as a re-sized project, remains in a state of production-readiness as uranium prices are forecast to increase to a level that would support a production decision based on shareholder value and conservative management of production startup risks.

First phase drilling was completed in December to scope the stated indicated resource of 2,500 tonnes (5.5 million pounds) of U_3O_8 at Goulds Dam Prospect, an area of 0.9 km^2 in the total 1,900 km^2 Goulds Dam Project area. A revised resource for Goulds Dam Prospect will be published early in the second quarter of 2005 and exploration drilling at the larger Goulds Dam Project area is scheduled to recommence during the second quarter. In addition, a new tenement (Ethiudna) was added to SXR's ground position through a Joint Venture, and plans are in hand to test prospective targets during the year.

The Company advanced its goal of diversifying technically and geographically by adding two promising new projects to its exploration portfolio by way of Joint Venture – the Pitchstone Project in Canada and the Karkarook Project in South Australia.





The Pitchstone properties are superbly located in a region that hosts over 30% of the world's uranium production and some of the largest and highest grade uranium resources in the world (see Map, Page 7). Previous exploration on the properties highlighted the potential for significant discoveries and, by end of year, SXR's airborne surveys allowed detailed interpretation of basement geology. The results, which showed clearly defined gravity responses coinciding with electromagnetic conductors and magnetic lows, have identified and refined new drill targets for 2005. Drilling is scheduled to commence in the fall of 2005 and to continue throughout 2006.

SXR commenced an important new phase of exploration in Australia with the Karkarook Project, whose geological setting is similar to the Athabasca Basin. Using geological knowledge and techniques developed in the Athabasca Basin, SXR will begin exploration at Karkarook in 2005, targeting unconformity-type mineralization – with the associated potential of discovering large, high-grade Athabasca-type deposits.

Importantly, the project generation initiative that yielded these new projects will continue in 2005 and the Company will pursue growth opportunities where value can be added.

The Company's balance sheet is healthy, with cash of $5.4 million and no debt at year end. In February, the Company exercised its right to require Resource Capital Fund (RCF) to exercise its 6.3 million share purchase compensation warrants, with the proceeds used to repay the $4.08 million debt to RCF. In October, a private placement of 1 million common shares (one half in flow-through shares) increased the Company's gross cash position by $1.2 million.

Progress was also made amending the Company's sales contracts. An amended contract was finalized with exposure to increasing uranium prices, and indications are that remaining contracts can be amended in a similar way to support development of the Honeymoon Project.

In the uranium market, supply and demand fundamentals have driven strong price increases in the spot and term markets in 2004, and appear set to drive continued, sustainable price increases in the foreseeable future. With the best uranium market in decades, the future looks exceedingly bright for uranium companies with near-term production prospects and exploration potential.

The Company's vision is to become recognized as the best junior uranium exploration and development company in the world. Our aim is to develop a growing, diversified and well-managed portfolio of projects that create value for shareholders. In continuing pursuit of this vision, our strategy is to:

- develop Honeymoon to provide sustaining cash flow when the economics are right
- continue exploration for Tertiary uranium in South Australia
- commence a substantial drilling campaign in the Athabasca
- plan and progress exploration on the new Australian unconformity-type uranium project
- continue project generation efforts by way of staking claims, acquisition or merger

Although the Company may not have met market expectations in 2004 with its repositioning and expansion of projects, we believe SXR is in a stronger position in the market place and stands out among uranium companies with its significant leverage to increasing uranium prices. Few companies can offer both the possibility of sustaining, operating cash flow, dependent only on higher uranium prices, as well as a premier exploration portfolio with projects in the two best uranium exploration locations – Australia and Canada.

The coming year promises to be exciting for Southern Cross and its shareholders as we implement plans and move closer to achieving our vision. We thank you for your continued interest and invaluable support.

"Signed"

Mark Wheatley
Chairman and Chief Executive Officer
April 11, 2005






projectupdate

Honeymoon

The Honeymoon Project, on Mining Lease 6109, is fully permitted and highly leveraged to increased uranium prices, with an estimated lead time to production of less than 18 months. Honeymoon has a mining lease which is valid for another 21 years, and has produced 65,000 pounds of U_3O_8 through operation of a demonstration plant.

In 2004, $1.6 million was invested in exploration and a cost and engineering study. Using SXR's state-of-the art PFN logging tool, 49 holes were drilled and logged confirming the presence of high grade ISL-amenable mineralization at Honeymoon. The results suggested that further drilling would be unlikely to significantly change the Indicated Mineral Resource of 4,200 tonnes (9.3 million pounds) of U_3O_8.

In August, Ausenco, an independent engineering firm, was engaged to complete a cost and engineering study for a plant at Honeymoon with a design capacity of 400 tonnes per annum (880,000 pounds) U_3O_8 and a mine life of six to eight years. Using an exchange rate of US$1 = A$0.70, this study determined that construction costs would be US$24.6 million and working capital requirements would be US$6.3 million (for a total capital requirement of US$30.9 million) and that the average cash operating cost per pound is expected to be US$12.40 over the life of the mine. From these results, the Company decided to continue the project on care and maintenance ready to proceed into production when higher uranium prices materialize. With an estimated lead time to production of less than 18 months and more than half of its planned annual production expected to remain uncommitted, the project is highly leveraged to increasing uranium prices.

Australian Exploration – Goulds Dam and Karkarook

The Goulds Dam Project has tenements covering 1900 km² and includes Goulds Dam, Katchiwilleroo and Ethiudna, which is a JV with Equinox Resources Ltd. Goulds Dam is located 75 km from Honeymoon (see Map, Page 6). In the 1970s, resources were estimated using gamma logging methods, and consisted of an Indicated Mineral Resource of 5.5 million pounds of U_3O_8 at Goulds Dam Prospect, and an Inferred Mineral Resource of 7.9 million pounds of U_3O_8 at Billeroo which lies within the Goulds Dam tenement.

In the last quarter of 2004, 117 holes were drilled at the Goulds Dam deposit, an area of 0.9 km² in the total Goulds Dam ground position of approximately 1,900 km². The holes were drilled on uniform 80 metre spacing to scope the existing stated Indicated Mineral Resource. The deposit has a length of about 1 km and occurs in a largely untested buried palaeodrainage system which has an aggregate length of more than 100 km on SXR's tenements. The resource at the Goulds Dam deposit is judged from previous drilling to be too small to be developed on its own. However, the larger Goulds Dam area offers potential to host uranium mineralization and Honeymoon type deposits, particularly where SXR's airborne electromagnetic and ground gravity surveys have indicated structural traps in the palaeodrainage. A revised mineral resource estimate will be completed and published during the second quarter of 2005, during which exploration at the Goulds Dam Project area is also scheduled to recommence.


Goulds Dam
Honeymoon
Port Augusta
Kalkarook
SOUTH AUSTRALIA
ADELAIDE
SXR's South Australian Properties

The Karkarook Project, on EL 3214, has an area of 180 km² on the Eyre Peninsula and is contiguous with tenements being claimed by Cameco Australia Pty. Ltd. Prospecting and aerial surveying in the 1950s revealed that salt lakes on the property are radioactive and scintillometer readings in 1979 returned anomalous values of up to 18,000 cps (natural background levels are less than 500 cps). Prior to 1983, explorers including Pancontinental Mining Ltd. and PNC Exploration Pty. Ltd., recognized that the geological setting on the Eyre Peninsula was similar to that of many northern Australian deposits. However, exploration activity was curtailed due to restrictive government policies and weakness in the price of uranium. In early 2005, SXR signed a Letter Agreement for a JV with Olliver Geological Services Pty. Ltd. (OGS) for SXR to conduct uranium exploration. OGS retains rights to gypsum and other near-surface minerals. SXR has a 90% interest in all uranium and OGS will have a 10% free-carried interest until SXR has expended A$1 million. At that point, OGS must spend its 10% share of expenditure or be diluted to 1%. It is planned to drill test the radioactive anomalies during 2005.

Current Mineral Resources in South Australia

Stratigraphic Mineral Resource Statement – (Unchanged from 2003)[1]

Deposit	Tonnes (million)	Avg. Grade (% U_3O_8)	Avg. GT (m% U_3O_8)	U_3O_8 (tonnes)	U_3O_8 (million lbs)	Resource Classification
Honeymoon	2.8	0.12	0.84	3,300	7.3	Indicated
East Kalkaroo	1.2	0.074	0.38	910	2.0	Indicated
Goulds Dam [2]	5.6	0.045	0.38	2,500	5.5	Indicated
Total Indicated				**6,710**	**14.8**	
Billeroo	12.0	0.03	0.23	3,600	7.9	Inferred

1. Upper and Lower Basal Sands only. Resources stated at a 0.01% U_3O_8 cut-off and a 0.2m% U_3O_8 GT secondary cut-off.
2. To be revised in Q2/05

Athabasca Basin Exploration – Pitchstone

The Pitchstone Project originated in September 2004 when a Letter Agreement was signed with Pitchstone Exploration Ltd., a private Canadian company. This investment, as part of SXR's global expansion plan, has expanded exploration into a region which hosts over 30% of the world's known uranium deposits. The agreement includes five properties known as the Darby, Waterfound, Moon Lake, Lynx Lake and Candle. Pitchstone holds a 100% interest in the Darby, Waterfound, Moon Lake, and Lynx Lake mineral exploration properties as well as an option to earn a 75% interest in the Candle property. Exploration is funded and managed as a separate stand-alone project, with Ted Trueman, President of Pitchstone, as the operator. Ted Trueman is a highly respected geologist with over 35 years in mineral exploration and production, including extensive experience in uranium


La Rocque Lake
Waterfound
McClean Lake
Cigar Lake
Midwest
Candle
Darby
McArthur River
Millennium
Lynx Lake
Moon Lake
The SXR/Pitchstone Athabasca Properties





exploration within the Athabasca Basin.

Previous exploration has identified over 60 km of Electro-Magnetic (EM) conductors on these properties. Darby/Candle (15,993 ha), with 53 km of conductors, is located directly between Cameco's Cigar Lake and McArthur River mines (10 km from Cigar Lake and 20 km from McArthur River) and adjoins Cogema's Close Lake Project. Historic drilling has indicated several offsets of the unconformity, a zone of discrete faulting, and numerous graphitic-pyritic pelite horizons in the basement. Waterfound (1,694 ha) includes 5 km of conductors and is located 55 km north of Darby/Candle. Lynx Lake (1,274 ha) has 1 km of conductors (untested) and lies along strike from McArthur River. Moon Lake (4,590 ha) possesses 5 km of conductors and is contiguous with the Cameco-JCU-Cogema property hosting the Millennium deposit. Cameco recently reported an Indicated Mineral Resource of 35 million pounds of U_3O_8 and an Inferred Mineral Resource of 16 million pounds U_3O_8 at the Millennium Deposit, which is 1 km from the Moon Lake property boundary.

Extensive geophysical work has been successfully completed under the JV, with gravity surveying at Darby/Candle and Waterfound showing clearly defined gravity responses coinciding with significant EM conductors and magnetic lows, highlighting attractive locations for drilling. Results to date have allowed for refining and prioritizing of existing drill targets and identifying new targets for drilling later in 2005 and into 2006.

Project Generation

During the year, SXR began compiling and analyzing a comprehensive global database of uranium deposits and occurrences. This database, which focuses on the technical aspects of the global distribution of uranium, is being used to identify the best projects worthy of joint ventures or mergers. In addition, the database is being used to develop new conceptual uranium projects in areas with little historical exploration which possess the key ingredients seen in uranium provinces elsewhere.

SXR's recently acquired Karkarook Joint Venture is an example of this conceptual project generation. Karkarook is only part of a much larger project currently being generated by SXR in South Australia which is applying principles adopted from the Athabasca and Northern Australian unconformity-style uranium deposits. Ongoing work includes applying for exploration licences, re-logging historical drill core, researching open file reports and reprocessing existing geophysical datasets.



uraniummarketoverview

The spot price of uranium has been on an uneven but strong overall upward trend from its historic lows of US$7.10 at the end of 2000. By the end of 2004, the spot price had reached $20.70, an increase of 43% from $14.50 at the end of 2003. By April 11, 2005, when this report was written, the spot price had reached $23.20 per pound – more than triple the price at the end of 2000. This remarkable escalation in spot prices was more than matched by increases in long-term contract prices. The long-term price increased from $18.00 on May 31, 2004 (when Ux Consulting began publishing term prices), to $25.00 at the end of 2004, a 28% increase over 6 months. By April 11, the long-term contract price was US$27.00, constituting an unprecedented gap between the spot price and the long-term contract price.

Uranium Spot Price, 2000-2004
data from: The Ux Consulting Company, LLC at www.uxc.com

Year	Spot Price at Year End	Change During
2000	$7.10	
2001	$9.30	+31%
2002	$10.20	+10%
2003	$14.50	+42%
2004	$20.70	+43%
April 11/05	$23.20	

The sustained increase in uranium prices reflects a fundamental reality. There is insufficient primary uranium production from mines to meet existing demand. The level of world production – about 92 million pounds in 2004 – met less than half of the approximately 172 million pounds required by nuclear utilities over the year and has been shown over recent years to be at risk of interruption or closure. Further, just as readily-available surplus inventory has cleared the market, demand is increasing with power up-rates of existing reactors and the addition of new reactors worldwide.

Indeed, nuclear power is set to play a larger role in meeting base load energy requirements, which are estimated by the World Energy Council to almost double from 1990 levels in the next 15 years.



300
250
200
150
100
50
0
Million Pounds U3O8
Production
Requirements
WNA Upper
WNA Reference

World Production vs. Demand (1947-2025)
Source: UxConsulting Company, LLC

Also, as nuclear power is the only form of base load generation producing no CO_2 emissions, its role in addressing global environmental priorities is increasingly recognized by governments and non-governmental organizations as essential to energy planning.

In addition to the depletion of surplus inventory, there are other important stories from 2004. These include:

- Russia's continuing need to take back feed from the highly enriched uranium (HEU) deal for its own increasing requirements
- further weakening of the US dollar
- the emergence of major reactor build programs in China and India, accompanying ongoing construction elsewhere in Asia
- 25 new commercial power reactors currently under construction and 37 on order or planned
- a major shift towards public, governmental and non-governmental acceptance of nuclear energy
- the construction of a new reactor in Europe (with plans for additional reactors)
- utility submissions of early site permit applications for new reactors in the United States
- Advanced reactors being developed in Japan, France, Germany, Russia, Canada and the U.S., with some designs already in commercial operation.

UxC Historic Prices:
Spot since 1973, Term since May 31, 2004
data from: The Ux Consulting Company, LLC



$50
45
40
35
30
25
20
15
10
5
0
Spot in 2004 dollars = $110
Apr 11/05 term price = $27.00
Apr 11/05 spot price = $23.20
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004

Emerging trends that may affect the market and prices going forward include the entrance of new market traders in uranium as a commodity and the emergence of junior uranium exploration companies, although it may be some time before new production comes on stream from these sources. All these factors have focused attention on the availability of uranium, security of supply – and the potential for shortages.

With continuing upward pressure on both spot and long-term price at this time, most industry forecasters expect uranium prices to reach and maintain significantly higher levels as utilities proceed to fill uncovered demand in the face of limited commitments of future supplies by producers and intermediaries. With the combination of current and future market fundamentals, the future looks bright for uranium companies with economic resources and near-term production prospects.





management discussion and analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. This discussion covers the last completed financial year ended December 31, 2004, and up to February 20, 2005. All dollar amounts are Canadian dollars unless otherwise indicated.

Overall Performance

In 2004, the Company invested $1.6 million in exploration and a cost and engineering study for the Honeymoon Project. A total of 307 holes (37,425 metres) were drilled in South Australia during the year, including 190 holes at Honeymoon and 117 holes at Goulds Dam using the Company's new prompt fission neutron tool. The drilling results on Honeymoon Mining Lease 6109 suggested that further drilling would be unlikely to significantly change the previously stated indicated resource of 4,200 tonnes (9.3 million pounds) of U_3O_8. In August 2004, the decision was made to engage Ausenco, an independent engineering firm to complete a cost and engineering study for a plant at Honeymoon with a design capacity of 400 tonnes per annum (880,000 pounds) U_3O_8. This rate of production equates to a mine life of six to eight years. Construction and working capital requirements were estimated to be US$31 million and a total unit cash operating cost over the life of the mine of US$12.40 per pound based on an exchange rate of US$1 = A$0.70. From these results, the Company decided to maintain the project in a status ready to proceed into production when higher uranium prices materialize. The project is highly leveraged to higher uranium prices given the estimated lead time to production is less than 18 months and more than half of its planned annual production is expected to remain uncommitted.

Drilling at the Goulds Dam prospect covering an area of 0.9 square kilometers out of a total area of approximately 1,800 square kilometers was conducted prior to year end to scope the existing stated indicated resource of 2,500 tonnes (5.5 million pounds) of U_3O_8. This drilling was conducted on a uniform 80 metre spacing and a revised resource will be published at the end of the first quarter in 2005. Exploration at the Goulds Dam Project area is scheduled to recommence in the second quarter of 2005.

In September 2004, as part of the Company's global expansion plan, a Letter Agreement with Pitchstone Exploration Ltd. was signed to earn a 50% interest in properties in the Athabasca Basin of Northern Saskatchewan. This investment has expanded the Company's exploration portfolio in a region which hosts over 30% of the world's known uranium deposits. By year end, high resolution airborne geophysical surveys of the properties providing detailed interpretation of basement geology and structural architecture had been completed. The results show clearly defined gravity responses coinciding with electromagnetic conductors and magnetic lows, which has refined and identified additional drilling targets. Logistical preparations of the target areas will continue during the first half of the year with drilling scheduled to commence in the fall of 2005 and continue throughout 2006.

Interest income increased by $279,634 from the previous year as the Company maintained a higher cash position in 2004 compared to 2003. As a result of an asset review in December 2004, $1.05 million of plant, property and equipment was written off. An additional charge of $1.14 million was recorded for assets purchased during the permitting phase that were not depreciated from their original acquisition date. These transactions were the most significant contributor to the total expenses of $4.2 million in 2004. The remaining assets will be used in exploration activities and depreciated according to their use and remaining lives.

During 2004, both the spot and contract prices of uranium continued to increase. By February 20, 2005, the spot price had increased to US$21.10 from US$14.50 at the start of 2004, a 45% increase. The long term contract price of uranium increased even more substantially, escalating from US$18.00 on May 31, 2004 (the date when Ux Consulting began tracking long term uranium prices) to US$26.00 by February 20, 2005. This represents a 45% increase similar to that in the spot market, but over a shorter time period. Supply and demand fundamentals appear to be strong in the long-term and favourable for continued price increases. Market analysts such as Ux Consulting state that there is continuing upward pressure on both spot and long-term price at this time.

Selected Financial Information

The following table provides selected consolidated financial information that should be read in conjunction with the consolidated financial statements of the Company. All dollar amounts are stated in Canadian dollars.

YEAR ENDED DECEMBER 31	2004	2003	2002
Revenues	357,089	76,609	8,948
Net loss	3,812,257	259,054	618,852
Loss per share	0.06	0.01	0.02
Total long-term liabilities	–	4,080,000	–
Total assets	41,155,428	41,371,530	15,574,836

Results of Operations

During the exploration and development stage, revenues are derived mostly from interest earned on the balances of cash held on deposit. The increase in interest earned of $279,634 during 2004 was the result of the average cash position being higher than 2003 and 2002.

Total expenses for 2004 were $4,169,346 versus $335,663 in 2003 with the increase in 2004 being affected by one-off transactions. The 2004 expenses include property, plant and equipment write-off and an additional depreciation amount totaling $2.2 million. In 2003, the expenses included a foreign exchange gain of $1.64 million as a result of a debt conversion and a depreciation expense of $220,237. Removing the one-off transactions, the 2004 expenses are $1,725,832 compared to $1,755,210 for 2003, resulting in an effective decrease in total expenses of $29,378 in 2004.

An analysis of the net decrease of $29,378 shows that a sales renegotiation charge of $243,094 incurred in 2003 and a reduction of office rent during 2004 totaling $62,086 were offset by increases in 2004 of non-cash stock-based compensation expense (derived from Black-Scholes valuation model) of $214,907 and salaries of $96,156.

Summary of Quarterly Results

The following table provides selected consolidated financial information that should be read in conjunction with the consolidated financial statements of the Company. All dollar amounts are stated in Canadian dollars.

2004	Q4	Q3	Q2	Q1
Revenues	60,712	79,425	81,448	135,504
Net loss (profit)	2,581,630	356,689	812,912	61,026
Loss (earnings)/share	0.04	0.00	0.02	0.00

2003	Q4	Q3	Q2	Q1
Revenues	(1,232,735)	1,267,227	3,949	38,168
Net loss (profit)	719,102	(985,850)	60,289	(52,595)
Loss (earnings)/share	0.00	(0.02)	0.02	0.00

The above table shows amounts as published in the interim consolidated financial statements for the applicable period.

In 2004, the net loss presented in Q2 included an unrealized foreign exchange conversion loss of $404,631 as the Canadian dollar commenced a sharp appreciation against the Australian dollar which continued through to the end of the year. In Q4, a $248,000 unrealised foreign exchange loss on cash balances and the review of property, plant and equipment resulting in a write-off and depreciation of $2.2 million, accounted for the majority of the loss in the period of $2.6 million.

In 2003, the variance in revenues from Q3 to Q4 is due to a reclassification at year end in relation to a realized foreign exchange gain on converting debt into equity. The Q3 revenues were reclassified to deferred exploration and development on final audit revue in Q4. Also in 2003, Q1 profit of $52,595 was due to an unrealized foreign exchange conversion gain of $106,457.

Liquidity and Capital Resources

On February 17, 2004, the Company exercised its right to require Resource Capital Fund ("RCF") to exercise its 6,276,923 share purchase compensation warrants valued at $0.65 with the proceeds used to repay the $4,080,000 debt to RCF. After this transaction, the Company became debt free. In October 2004, a private placement of 1 million common shares (1/2 flow-through shares) increased the Company's cash position by $1,150,475 net of fees totaling $74,525.

The Company's net cash position of $5.2 million at the end of December 2004 is sufficient to cover the Company's planned activities beyond 2005. On the basis that 8,423,319 warrants outstanding at $0.65 (8,173,319 expiry July 11, 2005 and 250,000 expiry August 8, 2005) are exercised, the cash position will increase by approximately $5.5 million. Under the Letter Agreement with Pitchstone Exploration Ltd. the Company plans to commit a minimum of $1 million during 2005.

Based on the 2004 Ausenco cost and engineering study, a capital injection of US$31 million (US$1 = A$0.70) will be required when a decision is made to construct and commission the 400 tonne per annum Honeymoon in-situ leach plant.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model, however the future volatility is uncertain and the model has its limitations.

The Company's recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Fourth Quarter 2004 – Review

In South Australia, the Company completed the first phase of drilling at Goulds Dam covering an area 0.9 square kilometers. The summer break has provided the opportunity to fully assess the results and determine the next stage of exploration in the area. The Company also commenced a new phase of exploration in Australia by signing a Letter Agreement to exclusively explore for uranium mineralization on Exploration Licence 3214 "Karkarook" in the Eyre Peninsula. This project has a similar geological setting to the Athabasca Basin in Canada and exploration will target unconformity style of uranium mineralization. Research and target definition of the area will continue during the first half of 2005.

In Canada, the Company, through its Joint Venture partner Pitchstone Exploration Ltd., flew airborne geophysics over its Athabasca Basin properties. As discussed in the "Overall Performance" section the results have defined and identified additional targets on the properties for drill testing.

Changes in Accounting Policies

Stock-Based Compensation

In 2003, the Company adopted the recommendations for fair value accounting of employee stock option grants under section 3870 of Canadian Institute of Chartered Accountants Handbook. These recommendations require compensation costs, for stock options granted to employees, be recorded in earnings based on the fair value of the options on the grant date. Previously these costs were disclosed in the notes to the consolidated financial statements. This policy change was adopted on a prospective basis and an expense was recorded in 2003. The expense for 2004 recorded as a result of this policy is $341,090.

Commitments

Contractual Obligations	Total	Less than 1 Year	2 Years	3 Years	After 3 Years
Leasing payments	268,102	156,229	52,564	59,309	–
Pitchstone – exploration	3,767,200	767,200	1,000,000	2,000,000	–
Pitchstone – participation	262,500	87,500	87,500	87,500	–

The company has future obligations under leasing arrangements of $268,102 in relation to office premises and motor vehicles.

On September 7, 2004, the Company entered into a Letter Agreement, (the "Joint Venture") with Pitchstone Exploration Ltd. ("Pitchstone"). The Company has an option to earn a 50% interest in the four properties located in the Athabasca Basin of Northern Saskatchewan for $4.35 million over a period of 3 years. The Company must invest $4 million in exploration on the properties and make cash payments to Pitchstone of $350,000 to acquire the 50% interest. The Company will invest $3 million over the first 3 years with a maximum of $1 million during the first year, a minimum of $1 million in the second year and the balance in the third year. The remaining $1 million is expected to be spent during the third year but the Company and Pitchstone can negotiate and mutually agree on an extension. If the Company terminates the 50% option prior to exercising, it will be required to pay the balance of $3 million dollars less expenditures incurred to the date of termination. As at December 31, 2004, the Company had incurred $232,800 of qualifying exploration expenses in connection with the Joint Venture.

Related Parties

During the past two years, the Company had financial transactions in relation to the provision of long-term debt from Resource Capital Fund ("RCF"). On February 17, 2004, this debt was extinguished. A company director, Mr James McClements, is also a senior partner of RCF.

Permit and Licensing Status

On February 8, 2002, following resolution of Native Title agreements, the State Government of South Australia issued Mining Licence 6109. All regulatory approvals required to proceed into commercial production at Honeymoon have been obtained.

Risks and Uncertainties

The future revenue and earnings of the Company will depend on its ability to finance development of the Honeymoon Project and to profitably produce and market uranium.

The market price of uranium is influenced by a number of factors including demand from nuclear power reactors, inventory levels (including inventory made available under international agreements for the decommissioning of military weapons) and the production levels and operating and capital costs of mining companies.

Most uranium is sold by producers under medium to long-term contracts with nuclear utilities. The Company has entered into agreements for the sale of uranium to customers in North America and Europe and the fulfilment of the contracts will depend on the Company being able to enter into commercial production.

Currency fluctuations could significantly influence profitability of the Company as revenue from uranium sales will be received in US dollars while operating costs will be primarily in Australian dollars.

In the event the Company proceeds with production at Honeymoon, additional financing will be required on commercially acceptable terms.

Future Prospects

In South Australia, the Company will commence drilling to assess the potential to expand resources at Goulds Dam. The company has also recently signed a Letter Agreement to exclusively explore for uranium mineralization on Exploration Licence 3214 "Karkarook", which has a similar geological setting to the Athabasca Basin in Canada. Dependant on the outcome of further research of results from past explorers prior to 1983 and new geophysical surveys, drilling may commence during 2005.

In Canada, the Company and its Joint Venture partner, Pitchstone Exploration Ltd., started exploration of their properties in the Athabasca Basin through the application of airborne geophysics. Drilling is scheduled for the fall of 2005.

The Company will also pursue the acquisition of new projects where value can be added and/or synergies exist.

Others

General

The Company also discloses information related to its activities in the Annual Information Form. Additional information on the Company, including its Annual Information Form is available on SEDAR at www.sedar.com.

Outstanding Share Data

As of February 20, 2005, the Company had 62,408,989 shares outstanding and 75,803,098 on a fully diluted basis (December 2003 – 52,372,879 and 71,733,098 respectively). The major component of this increase in shares outstanding was the exercise of 6,276,923 warrants by Resource Capital Fund ("RCF"). The proceeds of $4,080,000 were used to repay the balance of the loan payable to RCF. From that date, the Company has remained debt free. In addition, the Company issued 1,000,000 common shares following signing of the Letter Agreement with Pitchstone Exploration Ltd. In October 2004, the Company closed a private placement consisting of 500,000 common shares at $1.10 and 500,000 flow-through shares at $1.35. The balance is attributable to the exercise of 687,500 Series C warrants, 681,687 broker warrants and 390,000 employee stock options which were exercised by a former employee.

The table below summarizes information about the stock options outstanding as at February 20, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as at February 20, 2005	Weighted Avg Remaining Life (years)	Weighted Avg Exercise Price $	Number Exercisable as at February 20, 2005	Weighted Avg Exercise Price $
$0.38 – 0.40	450,000	3.47	0.38	316,667	0.38
$0.62	50,000	3.74	0.62	50,000	0.62
$0.75 – 0.85	860,000	1.47	0.76	860,000	0.76
$0.92 – 1.00	1,145,000	3.16	0.96	798,333	0.98
$1.20	550,000	2.03	1.20	550,000	1.20
	3,055,000	2.54	0.86	2,575,000	0.80

The table to the right summarizes information about the outstanding warrants as at February 20, 2005:

	Total Outstanding	Exercise Price $	Expiry Date
Series C warrants	3,316,176	0.65	July 11, 2005
Series C warrants	250,000	0.65	August 8, 2005
Conversion warrants	4,857,143	0.65	August 31, 2005
Pitchstone warrants	1,500,000	1.39	September 16, 2007
Share Purchase Warrants	9,923,319		
Broker warrants	315,790	1.15	December 16, 2005
Broker warrants	100,000	1.35	October 5, 2006
Compensation Warrants	415,790		
Total	10,339,109		

Forward-Looking Statements

This annual report contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

management's responsibility for financial reporting

The accompanying consolidated financial statements of Southern Cross Resources Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company's circumstances. The significant accounting policies of the Company are summarized in note 2 to the consolidated financial statements.

Management has established systems of internal control over the financial reporting process which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

KPMG LLP, the Company's independent auditors, conduct an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. Their audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. As well, they make an assessment of the accounting principles used and significant estimates made by management and they evaluate the overall financial statement presentation.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors is assisted in these responsibilities by its Audit Committee, whose members are not officers of the Company. The Audit Committee meets with management as well as with the independent auditors to review the internal controls over the financial reporting process, the consolidated financial statements and the auditors' report. The Audit Committee also reviews the Annual Report to ensure that the financial information reported therein is consistent with the information presented in the financial statements. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Signed"

Mark Wheatley
Chairman and Chief Executive Officer

"Signed"

Leigh Curyer
Chief Financial Officer

  

auditors' report to the shareholders

We have audited the consolidated balance sheet of Southern Cross Resources Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the year then ended were audited by another firm of chartered accountants, who expressed an opinion without reservation on those statements in their auditors' report dated February 27, 2004.

"KPMG LLP"

Chartered Accountants
Toronto, Canada
February 3, 2005

Consolidated Balance Sheets

As at December 31 (Canadian dollars)		**2004**	**2003**
Assets	**Current**		
	Cash and cash equivalents	4,362,557	7,312,208
	Short-term investments	1,000,000	–
	Accounts receivable and other	244,885	186,684
		5,607,442	7,498,892
	Property, plant and equipment *(note 3)*	35,547,986	33,872,638
		41,155,428	41,371,530
Liabilities	**Current**		
	Accounts payable and accrued liabilities	412,282	691,415
	Non-Current		
	Loan payable *(note 5)*	–	4,080,000
		412,282	4,771,415
Shareholders' Equity	Share capital *(note 6(a))*	48,485,894	40,287,352
	Warrants *(note 6(c))*	697,362	1,281,706
	Contributed surplus *(note 6(b))*	467,273	126,183
	Deficit	(8,907,383)	(5,095,126)
		40,743,146	36,600,115
		41,155,428	41,371,530

Basis of presentation *(note 2)*
Commitments *(notes 4 and 9)*
Subsequent event *(note 12)*

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors

"Mark Wheatley" "Don Falconer"

Director *Director*

February 3, 2005

Consolidated Statements of Operations and Deficit

	For the years ended December 31 (Canadian dollars)	2004		2003
Revenues	Interest income	293,089		13,455
	Other income	64,000		63,154
		357,089		76,609
Expenses	Salaries and benefits	654,754		558,598
	General and administration	469,002		778,535
	Compensation expense *(note 6(b))*	341,090		126,183
	Rent	108,319		170,405
	Consulting fees	11,264		42,734
	Travel	141,403		78,755
	Depreciation	1,142,060		220,237
	Plant and equipment write-off	1,053,354		–
	Foreign exchange loss (gain)	248,100		(1,639,784)
	Total expenses	4,169,346		335,663
	Loss for the year	3,812,257		259,054
	Deficit, beginning of the year	5,095,126		4,836,072
	Deficit, end of the year	8,907,383		5,095,126
	Basic and diluted loss per common share	$ 0.06		$ 0.01
	Weighted average number of basic and diluted common shares outstanding	59,366,732		38,074,275

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

	For the years ended December 31 (Canadian dollars)	**2004**	**2003**
Operating Activities	Loss for the year	(3,812,257)	(259,054)
	Depreciation	1,142,060	220,237
	Non-cash compensation expense	341,090	126,183
	Write-off of plant and equipment	1,053,354	–
	Foreign exchange gain	–	(754,394)
	Changes in non-cash working capital balances	(337,334)	(42,074)
	Cash used in operating activities	(1,613,087)	(709,102)
Financial Activities	Shares issued – net of issue costs	6,487,948	8,549,661
	Repayment of loan payable	(4,080,000)	–
	Cash provided by financing activities	2,407,948	8,549,661
Investing Activities	Short-term investments	(1,000,000)	–
	Mineral properties	(496,396)	–
	Deferred exploration and development costs	(1,993,806)	(626,111)
	Acquisition of plant and equipment	(254,310)	(302,820)
	Cash used in investing activities	(3,744,512)	(928,931)
	Increase (decrease) in cash and cash equivalents during the year	(2,949,651)	6,911,628
	Cash and cash equivalents – beginning of the year	7,312,208	400,580
	Cash and cash equivalents – end of the year	4,362,557	7,312,208
	Supplemental cash flow information		
	Interest paid	10,368	120,990
	Supplemental disclosure of non-cash investing and financing activities		
	Common shares and warrants issued in connection with the investment in joint venture with Pitchstone Exploration Ltd.	1,126,250	–

See accompanying notes to the Consolidated Financial Statements

Notes to Consolidated Financial Statements

December 31, 2004

1. NATURE OF OPERATIONS

Southern Cross Resources Inc. (the "Company") is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in Australia and Canada. The Company has a fully permitted project in Australia on Honeymoon Mining Lease 6109 with an indicated resource of 4,200 tonnes (9.3 million pounds) of U_3O_8 and its exploration activities are ongoing at its Goulds Dam Project which has an indicated resource of 2,500 tonnes (5.5 million pounds) of U_3O_8 and inferred resource of 3,600 tonnes (7.9 million pounds) of U_3O_8. The Company also has an exploration project in the Eyre Peninsula region of South Australia called Karkarook, which has a similar geological setting to the Athabasca Basin. In Canada, the Company's activities are located in Northern Saskatchewan in the Athabasca Basin and managed by its Joint Venture partner, Pitchstone Exploration Ltd.

The exploration and development of mineral properties involves significant financial risk. In the event these properties are determined to be commercially viable, additional financing will be required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

a) Going concern
These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful financings, which management believes will mitigate the conditions and events which would otherwise raise doubts about the going concern assumption used in preparing these financial statements. As such, these consolidated financial statements do not reflect any adjustments which may be necessary should the Company not be able to continue normal operations, in which case amounts realized for assets maybe materially less than the amounts appearing in the balance sheet.

b) Consolidation
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the amounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates
The preparation of these audited consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the audited consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Foreign currency translation
The Company's transactions and integrated operations denominated in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates; revenues and expenses are translated at average rates prevailing during the year; and translation gains and losses for the year are reflected in the consolidated statements of operations and deficit.

Financial instruments
The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and other and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

Mineral properties and deferred exploration and development
The Company considers its exploration costs to have the characteristics of property, plant, and equipment, and as such, all costs related to the mineral exploration are capitalized on a property-by-property basis. Such costs include acquisition, exploration and development net of recoveries. Until the mineral properties are explored to a point where it has been determined that the mineral properties are or are not capable of being economically developed through assessable exploration results or measurable reserves, in management's opinion, it is impractical to assess the realization of the exploration and development costs capitalized to the mineral properties. These costs will be depreciated over the estimated useful life of the mineral properties following commencement of commercial operations. Deferred costs relating to mineral properties sold or abandoned are written-off and the net gain or loss is reflected in the consolidated statement of operations.

Administrative costs incurred in Australia since the removal of the yellowcake in February 2003 that was produced during the field leach trial and administrative costs in Canada are expensed in the year incurred along with the cost of care and maintenance associated with maintaining its Australian properties.

The recoverability of amounts shown as mineral properties is dependent on the identification and determination of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable operation.

Plant and equipment
Plant and equipment, which includes office furniture and equipment, are recorded at acquisition cost. Depreciation of office furniture and equipment is provided on straight-line basis over a three year period. The cost of plant and equipment relating to operations will be depreciated straight line over their estimated useful lives of 2½ to 4 years following commencement of commercial production.

Capitalization of interest
Net interest costs incurred during the development, construction and startup phase of major projects are capitalized.

Other assets
The Company's interest in process technology is carried at acquisition cost and is being amortized on a straight-line basis over a twenty year period.

Asset retirement obligations
On January 1, 2004, the Company adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, the Company recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Impairment of long-lived assets
Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Loss per share
Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, bank balances and certificate of deposits with a remaining maturity of three months or less.

Future income taxes
The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

Stock-based compensation

The Company has a stock option plan, which is described in Note 6. The Company accounts for stock based compensation using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of equity instruments and are amortized over the vesting period. The offset to the recorded cost is contributed surplus.

3. PROPERTY, PLANT & EQUIPMENT

	As at December 31, 2004			As at December 31, 2003		
	Accumulated Cost	Net Book Depreciation	Value	Cost	Accumulated Depreciation	Net Book Value
Mineral properties	7,852,146	–	7,852,146	6,229,500	–	6,229,500
Deferred exploration and development	26,471,304	–	26,471,304	24,477,498	–	24,477,498
Plant and equipment	2,658,831	1,555,128	1,103,703	3,635,928	601,122	3,034,806
Other assets	200,000	79,167	120,833	200,000	69,166	130,834
	37,182,281	1,634,295	35,547,986	34,542,926	670,288	33,872,638

	Mineral Properties		Deferred Exploration and Development	
	December 31, 2004	December 31 2003	December 31, 2004	December 31, 2003
Honeymoon, Australia	6,229,500	6,229,500	25,324,080	24,079,160
Goulds Dam, Australia	–	–	902,422	398,338
Karkarook, Australia	–	–	1,813	–
Athabasca, Canada	1,622,646	–	242,989	–
	7,852,146	6,229,500	26,471,304	24,477,498

4. JOINT VENTURE AGREEMENT

On September 7, 2004, the Company entered into a Letter Agreement, (the "Joint Venture") with Pitchstone Exploration Ltd. ("Pitchstone"). The Company has an option to earn a 50% interest in the five properties located in the Athabasca Basin of Northern Saskatchewan for $4.35 million over a period of 3 years. The Company must invest $4 million in exploration on the properties and make cash payments to Pitchstone of $350,000 to acquire the 50% interest. The Company will invest $3 million over the first 3 years with a maximum of $1 million during the first year, a minimum of $1 million in the second year and the balance in the third year. The remaining $1 million is expected to be spent during the third year but the Company and Pitchstone can negotiate and mutually agree on an extension. If the Company terminates the 50% option prior to exercising, it will be required to pay the balance of $3 million dollars less expenditures incurred to the date of termination. The terms of the Joint Venture included the issuance of 1 million common shares and 1.5 million share purchase warrants, half upon TSX approval and the balance by January 10, 2005. Pitchstone is the operator of the Joint Venture and is responsible for managing exploration programs on the properties as jointly agreed. The Company has the right to become operator under a number of conditions including if its interest in the Joint Venture increases to over 50%. The first tranche of shares and warrants (500,000 and 750,000 warrants respectively) issued in relation to the Joint Venture were valued at $635,000 and $491,250 respectively. The second tranche of shares and warrants issued on January 4, 2005, were valued on the same basis as the first tranche (note 12). As at December 31, 2004, the Company had incurred $232,800 of qualifying exploration expenses in connection with the Joint Venture.

5. LOAN PAYABLE

On February 17, 2004, after the expiry of a 30 trading day period during which the Company's share price averaged greater than $1.14 per share, being 175% of the $0.65 exercise price of the share purchase warrants granted to Resource Capital Fund L.P. ("RCF"), the Company exercised its right to require RCF to exercise its 6,276,923 share purchase compensation warrants (the "RCF Warrants"). The $4.08 million of proceeds received from the exercise of the RCF Warrants was then used to repay the $4.08 million long-term debt owed to RCF.

At December 31, 2003, the loan from RCF was $4.08 million bearing interest at LIBOR plus 1% with interest payable semi-annually, due June 1 and December 1, and was secured by the Honeymoon Project. Interest of $10,368 (2003: $120,990) was incurred and capitalized during the year. Pursuant to the terms of the RCF loan agreement, the Company elected to pay interest by the delivery of common shares for the interest payable for a period from June 2002 to June 2003 by issuance of 621,052 common shares valued at $175,442 ($0.282 per share). Interest for the six months ending December 1, 2003, amounting to $50,125, was paid in cash and an amount of $7,208 was included in accrued liabilities at December 31, 2003. On February 17, 2004, the Company paid interest amounting to $17,576 representing the amount owing at December 31, 2003 and interest expense for the period January 1, 2004 to February 17, 2004.

A Company's director, Mr. James McClements, is also a senior partner of RCF and therefore this loan represents a related party transaction.

On July 1, 2003, the Company renegotiated its US$5 million loan facility with RCF. RCF converted US$2 million of the US$5 million loan into 6,476,190 units at a conversion price of $0.42 per unit, with each unit consisting of one common share and three-quarters of a common share purchase warrant. Each whole warrant is exercisable at $0.65 until July 11, 2005. The term of the remaining US$3 million of the loan was extended from December 31, 2003 to August 31, 2005 and was redenominated into $4.08 million. In consideration of such extension, the Company issued 6,276,923 common share purchase warrants, exercisable at $0.65 until August 31, 2005.

6. SHARE CAPITAL

a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares.

The following table summarizes the movements in the Company's outstanding issued shares:

Share Capital	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Number of Shares	**$**	**Number of Shares**	**$**
Balance, beginning of the year	52,372,879	40,287,352	30,452,487	29,113,371
Issued for cash during the period	2,759,187	2,472,957	14,823,151	8,278,539
Issued on exercise of RCF warrants *(note 5)*	6,276,923	5,090,585	6,476,190	2,720,000
Issued for interest payable *(note 5)*	–	–	621,051	175,442
Pitchstone Agreement *(note 4)*	500,000	635,000	–	–
Balance, end of the year	61,908,989	48,485,894	52,372,879	40,287,352

i) Share capital transactions in 2004:
Shares issued for cash in 2004 includes the conversion of 1,369,187 warrants at a price of $0.65 combined with the exercise of 390,000 employee stock options at an average price of $0.94.

On October 6, 2004, the Company completed a private placement consisting of 500,000 common shares at a price of $1.10 and 500,000 flow-through shares at a price of $1.35. Net proceeds from this private placement amounted $1,150,475, net of cash issue cost of $74,525.

ii) Share capital transactions in 2003:
During 2003 a total of 14,823,151 shares were issued, pursuant to two private placements. Total proceeds amounted to $9,426,760 before issuance costs of $1,148,221 of which $271,121 arose from the valuation of compensation warrants.

On July 11, 2003 the Company, pursuant to a private placement, issued 6,816,875 units at $0.40 per unit for proceeds of $2,726,750 and 1,190,476 units at $0.42 per unit for proceeds of $500,000. On August 6, 2003, an additional 500,000 units were issued at $0.40 for gross proceeds of $200,000 as part of the July placement. In all cases, each unit consists of one common share and one half a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.65 for a period of two years from the issue date. In addition, 681,687 compensation warrants were issued.

On December 16, 2003, the Company, pursuant to a private placement, issued 6,315,800 units at $0.95 per unit for proceeds of $6,000,010. Each unit consists of one common share only. In addition, 315,790 compensation warrants were issued.

b) Stock options
The Company has a stock option plan (the "Plan") which was approved by shareholders on January 3, 1997 and modified by shareholders on June 10, 2002.

Options granted under the Plan are non-assignable and may be granted for a term not exceeding ten years. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, number of shares reserved for optioning to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and any vesting period which is generally ⅓ on grant date, ⅓ on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The maximum number of shares of the Company that are issuable pursuant to the Plan is limited to 5,000,000 shares.

During the year ended December 31, 2004, the Company recorded stock-based compensation expense of $341,090 (2003: $126,183).

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing modelwith the following assumptions: risk free interest rate of 3.47% (2003: 3.47%), expected dividend yield of nil (2003: nil), expected volatility of 100% (2003: 100%) and expected option life of five years (2003: five years). Under this method of calculation, the weighted average fair value of the stock options granted was $0.69 (2003: $0.39).

Options to purchase common shares of the Company have been granted in accordance with the Plan, as follows:

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Options	**Weighted Average Exercise Price $**	**Options**	**Weighted Average Exercise Price $**
Opening balance	2,975,000	0.86	2,485,000	0.98
Granted	560,000	0.91	690,000	0.52
Exercised	(390,000)	0.94	–	–
Expired	(90,000)	0.77	(200,000)	1.25
Outstanding, end of period	3,055,000	0.86	2,975,000	0.86
Options exercisable at end of period	2,575,000	0.80	2,508,333	0.91

The following table summarizes information about the stock options outstanding as at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding as at December 31, 2004**	**Weighted Average Remaining Life (years)**	**Weighted Average Exercise Price $**	**Number Exercisable as at December 31, 2004**	**Weighted Average Exercise Price $**
$0.38 – 0.40	450,000	3.60	0.38	316,667	0.38
$0.62	50,000	3.86	0.62	50,000	0.62
$0.75 – 0.85	860,000	1.61	0.76	860,000	0.76
$0.92 – 1.00	1,145,000	3.29	0.96	798,333	0.98
$1.20	550,000	2.16	1.20	550,000	1.20
	3,055,000	2.67	0.86	2,575,000	0.80

c) Warrants

	Number of Warrants	**Allocated Value**	**Average Exercise Price $**
Balance, January 1, 2003	**7,386,615**	–	**1.24**
Issued on private placements to:			
Shareholders	4,253,676	–	0.65
Brokers	997,477	271,121	0.81
Conversion warrants issued to RCF *(note 5)*	4,857,143	–	0.65
Extension warrants issued to RCF *(note 5)*	6,276,923	1,010,585	0.65
Warrants expired	(7,386,615)	–	1.24
Balance, December 31, 2003	**16,385,219**	**1,281,706**	**0.66**
Issued – Pitchstone Joint Venture *(note 4)*	750,000	491,250	1.39
Issued on private placement to brokers	100,000	55,100	1.35
Warrants exercised:			
Extension warrants issued to RCF	(6,276,923)	(1,010,585)	0.65
Other	(1,369,187)	(120,109)	0.65
Balance, December 31, 2004	**9,589,109**	**697,362**	**0.73**

At December 31, 2004 outstanding warrants to purchase common shares were as follows:

	Total Outstanding	Exercise Price $	Expiry Date
Series C warrants	3,316,176	0.65	July 11, 2005
Series C warrants	250,000	0.65	August 8, 2005
Conversion warrants	4,857,143	0.65	August 31, 2005
Pitchstone warrants *(note 4)*	750,000	1.39	September 16, 2007
Share Purchase Warrants	**9,173,319**		
Broker warrants	315,790	1.15	December 16, 2005
Broker warrants	100,000	1.35	October 5, 2006
Compensation Warrants	**415,790**		
TOTAL	**9,589,109**		

During the year ended December 31, 2004, 6,276,923 compensation warrants were exercised by RCF for proceeds of $4.08 million (note 5). 687,500 Series C warrants were also exercised as well as 681,687 broker warrants at $0.65. All proceeds were credited to share capital. A total of 850,000 warrants were issued in 2004, 750,000 to Pitchstone (note 4) and 100,000 as broker warrants in relation to the October private placement.

The fair value of the compensation warrants granted was estimated to be $55,100 (2003: $1,281,585) at the date of grant, using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.47% (2003: 3.47%), expected dividend yield of nil (2003: nil), expected volatility of 100% (2003: 100%) and expected warrants term of two years (2003: two years)

7. INCOME TAX

The provision for income taxes differs from the amount that would result by applying Canadian statutory income tax rates of approximately 36% (2003: 36%) to earnings as described in the table below

	2004 $	2003 $
Net loss for year	(3,812,257)	(259,054)
Expected recovery	(1,372,000)	(93,000)
Non-deductible compensation expense	123,000	45,000
Non-deductible/taxable foreign exchange loss (gain)	89,000	(590,000)
Losses not tax benefited	1,160,000	638,000
	–	–

The components of the Company's Canadian future income tax assets are as follows:

	2004 $	2003 $
Non-capital losses	1,790,000	1,847,000
Share issuance costs	282,000	363,000
Property, plant and equipment	110,000	116,000
Future income tax asset	2,182,000	2,326,000
Valuation allowance	(2,182,000)	(2,326,000)
Net future income tax asset	–	–

As at December 31, 2004, the Company had $5,245,000 of non-capital losses to be carried forward and applied against taxable income of future years. The benefit of these loss carry-forwards has not been recognized for accounting purposes. The non-capital losses have expiry dates as follows:

2005	761,000
2006	258,000
2007	578,000
2008	808,000
2009	877,000
2010	1,156,000
2011	807,000
	5,245,000

In Australia, the Company has loss carry-forwards for income tax purposes of approximately $24 million which may be used to reduce future taxable income. These losses may be carried forward indefinitely.

Management reviews the valuation allowance of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization.

8. SEGMENTED INFORMATION

Substantially all of the Company's working capital balances and capital assets are situated in Australia.

9. COMMITMENTS

The Company has several non-cancellable lease obligations primarily for general office facilities that expire over the next three years. Future minimum payments under these leases are as follows:

Less than 1 year	$156,229
More than one year but less than two	$52,564
More than two years but less than three	$59,309

10. NATIVE TITLE CLAIMS

The Company's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Company pays annual administration fees to each claimant group.

11. COMPARATIVE FINANCIAL STATEMENTS

Certain numbers in the comparative financial statements have been reclassified to adopt presentation as at December 31, 2004.

12. SUBSEQUENT EVENT

Pursuant to the Joint Venture with Pitchstone (note 4), the Company issued 500,000 common shares along with 750,000 purchase warrants to Pitchstone on January 4, 2005.

companyinformation

Directors

Mark Wheatley
Executive Chairman
Southern Cross Resources Inc.
Sydney, Australia

George Bell
President and Chief Executive Officer
Hornby Bay Exploration Ltd.
Toronto, Ontario

Donald Falconer
Vice-President, Corporate Development and Corporate Secretary
Southern Cross Resources Inc.
Toronto, Ontario

John Hick
Chief Executive Officer
Rio Narcea Gold Mines, Ltd.
Toronto, Ontario

Russ Cranswick
Principal
Resource Capital Fund L. P.
Denver, Colorado

Don Robinson
President & Chief Executive Officer
Eastmain Resources Inc.
Orangeville, Ontario

Officers and Senior Management

Mark Wheatley
Executive Chairman

Leigh Curyer
Chief Financial Officer

Donald Falconer
Vice-President, Corporate Development and Corporate Secretary

Mark Randell
Geology Manager

Colin Skidmore
Senior Geologist and Technology Manager

Corporate Office

Southern Cross Resources Inc.
26 Wellington Street East, Suite 820
Toronto, Ontario M5E 1S2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@southerncrossres.com
Website: www.southerncrossres.com

Australian Office

Southern Cross Resources Australia Pty. Ltd.
P.O. Box 2119, Kent Town, SA 5071
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: bwood@southerncrossres.com.au

Registrar and Transfer Agent

Computershare Investor Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: (416) 981-9500
Facsimile: (416) 981-9800

Auditors

KPMG LLP
Suite 3300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B2
Telephone: (416) 777 8500
Facsimile: (416) 777 3913

Legal Counsel

Beach, Hepburn LLP
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Telephone: (416) 350-3500
Facsimile: (416) 350-3510

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: SXR

Annual Meeting

The Annual and Special Meeting of Shareholders will be held on June 08, 2005 at 4:15 pm in the Tudor Room, The National Club, 303 Bay Street, Toronto, Ontario





Corporate Office
Southern Cross Resources Inc.
26 Wellington Street East, Suite 820
Toronto, Ontario M5E 1S2
Telephone: (416) 350-3657
Facsimile: (416) 363-6806
E-mail: info@southerncrossres.com
Website: www.southerncrossres.com

Australian Office
Southern Cross Resources Australia Pty. Ltd.
P.O. Box 2119 Kent Town SA 5071
Telephone: (61-8) 8363-7006
Facsimile: (61-8) 8363-7009
E-mail: bwood@southerncrossres.com.au

SOUTHERN CROSS RESOURCES INC.

2004 ANNUAL INFORMATION FORM

MARCH 21, 2005

SOUTHERN CROSS RESOURCES INC.

ANNUAL INFORMATION FORM

ITEM 1 - TABLE OF CONTENTS

The following documents are specifically incorporated by reference in this Annual Information Form:

1. The consolidated financial statements of Southern Cross Resources Inc. for the fiscal year ended December 31, 2004 prepared in accordance with Canadian generally accepted accounting principles and the auditors' report thereon (the "2004 Consolidated Financial Statements");

2. Southern Cross Resources Inc.'s Management's Discussion and Analysis for the year ended December 31, 2004 (the "2004 MD&A"); and

3. Report in respect of the Honeymoon Project dated April 24, 2002 with an effective date of December 31, 2001, prepared by Peter Stoker, F AusIMM (CP) MMICA (the "Stoker Technical Report").

The above documents are available for review on the System for Electronic Data Analysis and Retrieval ("SEDAR"), which may be accessed on the Internet at website: www.sedar.com.

ITEM 2 - <u>CORPORATE STRUCTURE</u>

2.1 Name, Address and Incorporation

The Corporation was incorporated under the name "Southern Cross Resources Inc." under the laws of the Province of Ontario by articles of incorporation dated January 2, 1997. Effective March 17, 2005, the Corporation continued under the *Canada Business Corporations Act* (Canada).

The head and registered office of the Corporation is located at 26 Wellington Street East, Suite 820, Toronto, Ontario M5E 1S2 (tel. 416-350-3657).

2.2 Intercorporate Relationships

The Corporation has two wholly-owned subsidiaries, Southern Cross Resources Australia Pty Ltd. ("Southern Cross Australia") and SX Resources Inc. ("Subco"). Southern Cross Australia is a company incorporated pursuant to the laws of New South Wales, Australia that holds the Australian property interests of Southern Cross. Subco is a company incorporated pursuant to the laws of the Province of Ontario that does not currently carry on any active business or own any material assets.

As used herein the term the "Corporation" refers to Southern Cross Resources Inc. and the term "Southern Cross" refers to Southern Cross Resources Inc. and its wholly-owned subsidiaries,

ITEM 3 - <u>GENERAL DEVELOPMENT OF THE BUSINESS</u>

3.1 Three Year History

Southern Cross has been engaged since 1997 in the acquisition, exploration and development of properties for uranium production in Australia and, more recently, in Canada. In South Australia, Southern Cross has two Tertiary uranium projects (Honeymoon and Goulds Dam) located in the highly prospective Curnamona area. Also in South Australia, Southern Cross recently signed a letter agreement to exclusively explore for uranium mineralization on Exploration Licence 3214 'Karkarook" located in the Eyre Peninsula region of the state. This project has a similar geological setting to the Athabasca Basin in Canada and exploration will target unconformity style of uranium mineralisation. At Southern Cross's most advanced property, called the Honeymoon Project, development to date has involved the acquisition, refurbishment and operation of a 250,000 pounds of uranium oxide (U_3O_8) per annum demonstration plant. The results from running the plant provided all the data that were necessary to complete an Environmental Impact Study. Shortly thereafter, Southern Cross secured Federal Export Approvals and agreements with Native Title Claimants, culminating in the successful receipt of Mining Lease "ML 6109" in February 2002.

During 2003, Southern Cross underwent management changes with the appointment of a new CEO, and made preparations to explore on its properties with a new more modern geophysical logging tool, known as the prompt fission neutrol ("PFN") tool, which measures uranium grade directly down hole. The aim of exploration was to assess the potential to increase resources on its properties before making a decision on the appropriate annual plant capacity for the commercial operation at Honeymoon.

In 2004, Southern Cross conducted a scoping exercise of the Honeymoon deposit drilling 190 holes on the mining lease and surrounding exploration licences using the PFN tool. The drilling results on Honeymoon Mining Lease 6109 suggested that further drilling would be unlikely to significantly change the previously stated indicated mineral resource of 4,200 tonnes (9.3 million pounds) of U_3O_8. Southern Cross then analysed development options for the Honeymoon Project and in August 2004, independent engineering firm Ausenco was engaged to complete an engineering cost study for a plant at Honeymoon with a design capacity of 400 tonnes per annum (880,000 pounds) of U_3O_8, with a mine life of six to eight years. Based on the results of the cost study, Southern Cross decided to delay development of the project while maintaining it in a status ready to proceed into production when higher uranium prices materialise. The project is highly leveraged to higher uranium prices given the estimated lead time to production is less than 18 months and more than half of its planned annual production is expected to remain uncommitted.

In the last quarter of 2004, Southern Cross conducted a drilling program at Goulds Dam using its new PFN tool. One hundred and seventeen holes were drilled to scope the existing stated indicated mineral resource of 2,500 tonnes (5.5 million pounds) U_3O_8. This mineral resource covers an area of 1.2 square kilometers out of the total Goulds Dam ground position of approximately 1,800 square kilometres. The drilling was conducted on a uniform 80 metre spacing and a revised mineral resource estimate will be completed and published during the second quarter of 2005. Exploration at the Goulds Dam project area is also scheduled to recommence in the second quarter of 2005.

Southern Cross holds an undiluted interest in four Exploration Licences ("ELs") 2937, 3017, 2978, 2956 and 100% of only the Tertiary uranium interests on EL 2896, all located in the Curnamona area of South Australia and surrounding the Honeymoon and Goulds Dam properties. Southern Cross's other property is EL 3214 in which it has a 90% interest in and exclusive right to explore for uranium and all minerals except gypsum, located in the Eyre Peninsula of South Australia. At December 31, 2004, Southern Cross has a total land position of 2,305 square kilometres in South Australia.

During 2004, the Corporation entered into a letter agreement dated September 3, 2004 (the "Pitchstone Letter Agreement") with Pitchstone Exploration Ltd. ("Pitchstone"), pursuant to which the Corporation was granted the option to acquire 50% of Pitchstone's interest in five separate uranium exploration properties located in the south-eastern Athabasca region of northern Saskatchewan. The five properties (collectively, the "Athabasca Properties") are known as the Darby, Waterfound, Moon Lake, Lynx Lake and Candle Properties. To acquire such 50% interest, the Corporation must:

(a) make four non refundable cash payments each of $87,500 to Pitchstone, the first on execution of the Letter Agreement, with three subsequent payments on the first, second and third anniversary of the Letter Agreement;

(b) issue to Pitchstone an aggregate of 1,000,000 common shares in the capital of the Corporation and 1,500,000 common share purchase warrants, with each such warrant entitling Pitchstone to purchase one additional common share of at a price of $1.39 during a three year term; and

(c) provide the funding for aggregate exploration expenditures on the Athabasca Properties of $4,000,000 during the three year period commencing on September 3, 2004.

The initial cash payment of $87,500 was paid to Pitchstone during 2004, and the common shares and warrants issuable to Pitchstone as described in paragraph (b) above have been issued.

If the Corporation terminates the 50% option prior to exercising, it will be required to pay the balance of $3 million dollars less expenditures incurred to the date of termination. As at December 31, 2004, the Corporation had incurred $232,800 of qualifying exploration expenses in connection with the Joint Venture.

3.2 Significant Acquisitions

During 2004 Southern Cross did not make any "significant acquisitions" as defined in National Instrument 52-102.

ITEM 4 - DESCRIPTION OF THE BUSINESS

4.1 General

Southern Cross is in the process of exploring its resource properties and has not determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties in the 2004 Consolidated Financial Statements and the related exploration expenditures is dependent upon the existence of economically recoverable reserves, confirmation of Southern Cross's interests in the underlying mineral claims, the ability of Southern Cross to obtain necessary financing to complete the development, and upon future profitable production.

During 2004, Southern Cross expended $1.6m on exploration and a cost and engineering study for the Honeymoon Project (which expenditures have been capitalized on a property by property basis), and $254,310 on acquisition of plant and equipment.

Competitive Conditions

Uranium, in the commercial market, is used exclusively for fuel in nuclear reactors for the production of electricity. There are currently 439 commercial nuclear reactors in use in 31 countries, with additional ones under construction. Uranium is mined by a small number of producers worldwide, with the 4 largest producing over half the Western World's output. Producers compete with each other to sell into the spot and term markets, and also compete with brokers and traders who may be selling various forms of inventory. However, low-cost small producers are able to compete in the market, given the generic nature of uranium, the requirement for continuous (baseload) reactor operation, and the desire of utilities to maintain diversity in their supplier portfolio.

Effects of Environmental Protection Requirements

The current and future operations of the Corporation, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standard, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations have been considered and are not expected to result in additional costs to the Corporation. The Corporation plans to diligently attempt to apply technically proven and economically feasible measures to advance protection of the environment throughout the development process. Current costs associated with compliance are considered to be normal.

Employees

As at December 31, 2004, the Corporation retained 2 people at its head office in Toronto, Ontario, in addition to the 9 employees of Southern Cross Resources Australia. As operations require, Southern Cross also retains geologists, engineers, geophysicists and other consultants on a per diem basis. Southern Cross has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Corporation's activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Corporation's business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Corporation cannot be accurately predicted.

Reorganizations

Effective March 17, 2005, the Corporation continued under the *Canada Business Corporations Act* (Canada) (the "CBCA"). The continuance does not affect the Corporation's capital structure. The continuance was approved by a special resolution of the shareholders of the Corporation at the annual and special meeting of shareholders held on June 9, 2004.

4.2 Risk Factors

The exploration for and development of mineral deposits involves risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Whether an ore body will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit becoming unprofitable. Southern Cross is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations. Southern Cross may become subject to liability for pollution, or other hazards against which it cannot insure or against which it may elect not to insure.

The success of Southern Cross is largely dependent on the performance of its key employees and senior management. Failure to retain key employees or to attract and retain additional key employees with necessary skills could have a materially adverse impact on the Corporation's growth and profitability.

Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

The discovery of mineral deposits depends upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The exploration and development of mineral properties and the marketability of any minerals contained in such properties will also be affected by numerous factors beyond the control of the Corporation. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new, or amendments to existing, taxes and royalties. The effect of these factors cannot be accurately predicted.

The market price of uranium is influenced by a number of factors including demand from nuclear power reactors, inventory levels (including inventory made available under international agreements for the decommissioning of military weapons) and the production levels and operating and capital costs of uranium mining companies. As a result the Corporation's earnings and cash flows, which are directly related to the price of uranium, will be sensitive to such fluctuations.

Most uranium is sold by producers under medium to long-term contracts with nuclear utilities. The Corporation has entered into agreements for the sale of uranium to customers in North America and Europe and the fulfillment of the contracts will depend on the Corporation being able to enter into commercial production.

Currency fluctuations could significantly influence the future profitability of the Corporation, as revenue from uranium sales will be received in U.S. dollars while operating costs will be primarily in Australian dollars.

4.3 Mineral Projects

The Honeymoon Project, including Goulds Dam is the Corporation's only mineral exploration project which is currently material to the Corporation. The Corporation's other mineral exploration and development projects may become material to the Corporation in the future based upon the results of future exploration and development work environmental permitting and accessibility of financing.

The Honeymoon Project

The following description of the Honeymoon Project is derived in part from the Stoker Technical Report, which report is incorporated by reference herein. Reference should be made to the more detailed information contained in the Stoker Technical Report, including additional maps, figures and references to previously published reports.

1. Property Description and Location

The Honeymoon Project, a series of roll-front uranium deposits within Tertiary palaeovalleys, is located in northeast South Australia, approximately 75 kilometres north west of Broken Hill. The Honeymoon Project consists of a number of Mining Leases, Retention Leases, and Exploration Licences, as set out below:

Details of Honeymoon Property Land Tenure

Name	Area (Ha)	Expiry Date
EL2937	45,200	28/4/2005
EL3017	37,200	25/9/2006
ML6109	1000	7/2/2023
MPL64	250	6/6/2009
MPL15	250	25/5/2005

Details of Goulds Dam/Billeroo Property Land Tenure

Name	*Area (Ha)*	*Expiry Date*
EL2956	33,400	23/05/2005
EL2978	65,200	20/06/2005
RL83	250	22/11/2007
RL84	250	22/11/2007
RL85	250	22/11/2007
RL86	250	22/11/2007
RL87	250	22/11/2007
RL88	250	22/11/2007
RL89	150	22/11/2007
RL90	250	22/11/2007

Southern Cross also has an agreement for the exploration and development of Tertiary uranium in EL 2896 of 78,200 ha, which is to the south of EL 2956.

Regulatory Permits for the Honeymoon Property

On November 21, 2001, the Australian Federal Minister for the Environment and Heritage announced his approval of the Environmental Impact Statement for the Honeymoon Property. On November 26, 2001, the Federal Minister for Industry, Science and Resources issued an Export Licence for the export of Natural Uranium concentrates from the Honeymoon Property.

On February 3, 2002, a Native Title Agreement was concluded with the Adnyamathanha Native Title Claimants. Southern Cross had previously concluded an agreement with the Kuyani Native Title Claimants. The settlement of the Adnyamathanha agreement concluded all outstanding native title matters. On February 8, 2002, following settlement of the native title matters, Mining Lease 6109 was issued for the Honeymoon Property by the Minister for Primary Industry and Resources of the South Australian Government. As a result, all regulatory approvals required to undertake development of the Honeymoon Property have been obtained.

2. Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area comprising the Honeymoon Project, located in northeast South Australia approximately 75 kilometres north west of Broken Hill, is a relatively flat semi-desert landscape consisting of low sand dunes separated by shallow drainage depressions and clay pans. The area is approximately 120m above sea level. Saltbush, bluebush and other low shrubs constitute the dominant vegetal cover. Perennial grasses flourish briefly after rain. Trees are very sparsely distributed, being restricted to a few species of Casuarina and Acacia mainly along watercourses and dune ridges.

The main access to the Honeymoon Project is from Broken Hill via the Barrier Highway, the graded gravel Mulyungarie road and then graded farm tracks. Four-wheel drive vehicles access the site in most conditions; two wheel drive vehicles have difficulty during wet periods.

3. History

Exploration for Tertiary sediment hosted uranium occurrences in the southern Lake Frome region was carried out by Carpentaria Exploration Company Pty Ltd and by E. A. Rudd Pty Ltd, commencing in 1968 and 1969 respectively. Separately, Sedimentary Uranium NL, Mines Administration Pty Ltd and Teton Exploration Drilling Inc., through the Minad-Teton Australia Joint Venture, did likewise during the early 1970's.

Exploration methods employed open-hole rotary drilling and wire-line geophysical logging as a reconnaissance exploration tool, although surface geophysical methods, primarily resistivity and gravity surveys, were also used with limited success to locate and map Tertiary palaeovalleys.

Exploration by Minad-Teton Australia led to the discovery of the Honeymoon deposit in November 1972 and to the discovery of Goulds Dam (in the Billeroo palaeovalley) in 1973. Prior to this, the East Kalkaroo deposit and Yarramba prospect were discovered by Sedimentary in 1970. By the late 1970's these resources and areas of exploration potential were essentially controlled by Minad-Teton Australia through a number of joint ventures.

4. Geological Setting

The Honeymoon Project is located within the Yarramba and Billeroo Palaeovalleys in the Curnamona region of northeastern South Australia. The uranium mineralization lies within the Eyre Formation, a sequence of interbedded sands and clays, which forms the buried palaeovalley fill. The Yarramba and Billeroo Palaeovalleys are Tertiary braided streams incised into the underlying Precambrian basement rocks. The Honeymoon and East Kalkaroo Mineral Resources for the Honeymoon Project are located in the Yarramba Palaeovalley, while the Goulds Dam and Billeroo Mineral Resources are located in the Billeroo Palaeovalley.

The Honeymoon Uranium Deposit was previously described as being located in the southern portion of the Frome Embayment, a southern lobe of the Eromanga Basin. However it is now more correctly described as the Callabonna basin. The basement of the region is composed of the Precambrian metamorphic sequences of the Curnamona Cratonic Nucleus that includes the Benagerie Ridge, and the Willyama Complex that are collectively referred to as the Curnamona Craton. The Precambrian basement is overlain to west and east of the Benagerie Ridge by metamorphosed Cambrian sediments in the Arrowie Basin and Yalkalpo Sub-Basin respectively. There is no surface expression of the Precambrian basement or overlying Cambrian successions in the region. They are exposed to the west, south and east in the Flinders, Olary and Barrier Ranges respectively. The Arckaringa Palaeosol has developed on the Precambrian and Cambrian basement.

The Frome Embayment, a shallow marine basin formed during Upper Jurassic and Cretaceous time, is bounded by the mid- to early-Proterozoic Willyama Complex to the east and south, and by late-Proterozoic metamorphics of the Adelaide Geosyncline to the west. The Eromanga Basin comprises the major part of the Great Artesian Basin, but the Callabonna Basin is younger and not underlain by the Great Artesian Basin.

In the southern Frome Embayment, the Cretaceous Marree Formation of the Eromanga Basin comprising shallow marine sediments was deposited over Cambrian and Proterozoic rocks and is unconformably overlain by the Cainozoic Tarkarooloo Sub-basin, part of the Lake Eyre Basin. The Tarkarooloo Sub-basin is a generally flat lying sequence reaching a maximum 300m in thickness except in the Honeymoon area where it is represented by the fluviatile Palaeocene-Eocene Eyre Formation which is host to the uranium deposits. The Tarkarooloo Sub-basin is disconformably overlain by the Neogene Callabona Basin, represented by the essentially lacustrine Miocene-Pliocene Namba Formation and Quaternary unconsolidated terrestrial units.

A major structural high, the Benagerie Ridge extends north from the Olary Block (Willyama Complex) and controlled sedimentation during the Lower Tertiary. To the east of the ridge, fluviatile sands of the Eyre Formation were deposited in the Yarramba, Beefsteak and Lake Charles Palaeovalleys which are incised into the underlying Precambrian rocks. To the west and north the similar Curnamona, Billeroo and Lake Namba Palaeovalleys are present. The palaeovalley gradients are generally towards the north with uranium-rich granites within the Willyama Complex as possible source areas. The palaeovalleys off the southern flank of the Embayment appear to be contiguous with the widespread Eyre Formation blanket fluviatile sands to the north. Uranium occurs predominantly within the Yarramba and Billeroo Palaeovalleys. Palynological analysis of core from the Honeymoon area confirmed the presence of Eyre Formation within the Yarramba Palaeovalley.

5. Exploration

Test work confirmed the compatibility of Honeymoon ore to ISL processing, but a demonstration scale operation was considered necessary. In 1982, a 25 L/s (nominally 110 tonnes U_3O_8 per annum) facility comprising wellfield, plant and associated infrastructure was constructed at the Honeymoon Project, with initial demonstration proposed at a quarter of this rate.

Following changes in government uranium policy, the Honeymoon Project was placed on hold in 1983, without operating the plant. Numerous changes in company structures and direction resulted in MIM Holdings Limited holding the Honeymoon and Goulds Dam orebodies under Retention Leases and Sedimentary/MIM having Tertiary uranium rights to the "Yarramba" EL covering East Kalkaroo and the Yarramba Prospect.

Southern Cross acquired these holdings in mid-1997 and restored the Honeymoon demonstration plant and pilot wellfield, which went online in April 1998, producing uranium as yellowcake slurry, until August 2000. A second 25 L/s wellfield was completed at the Honeymoon Project in February 1999, enabling leach tests to be carried out utilising proposed mining scale patterns and equipment. Hydrological test wells were also completed at East Kalkaroo during February and March, 1999.

Stratigraphic drilling was undertaken at the Honeymoon Project and East Kalkaroo in 1999, 2000 and 2001. Data collected has been utilised to define the extent of the Yarramba Palaeovalley, refine the stratigraphy and sedimentology of the Eyre Formation, update resource estimates and, in conjunction with pumping tests, to compile a three-aquifer hydrogeological model. EL 2956 "Goulds Dam" was purchased from Rio Tinto in January 2000. Rio Tinto's 51% interest in all minerals (other than Tertiary-hosted uranium) in EL 2937 "Yarramba" and all minerals in EL 3017 "South Eagle" were purchased in November, 2000.

Utilizing a new breakthrough technology, unavailable until 2002, Southern Cross completed Airborne Electromagnetic ("AEM") surveys over all of the Corporation's tenements and part of adjoining joint venture areas for a total of 2,077 line kilometres. The AEM survey responds to the highly saline groundwater in buried river channels allowing detailed interpretation of the palaeo-drainage. New palaeochannels and new Tertiary uranium targets as well as discrete basement conductors were identified during interpretation of the AEM datasets.

During 2003, Southern Cross underwent management changes with the appointment of a new CEO, and made preparations to explore on its properties with the new PFN geophysical logging tool, which measures uranium grade directly down hole. The aim of exploration was to assess the potential to increase resources on its properties before making a decision on the appropriate annual plant capacity for the commercial operation at Honeymoon.

In 2004, Southern Cross conducted a scoping exercise of the Honeymoon deposit drilling 190 holes on the mining lease and surrounding exploration licences using the PFN tool. The drilling results on Honeymoon Mining Lease 6109 suggested that further drilling would be unlikely to significantly change the previously stated indicated mineral resource of 4,200 tonnes (9.3 million pounds) of U_3O_8. Southern Cross then analysed development options for the Honeymoon Project and in August 2004, independent engineering firm Ausenco was engaged to complete an engineering cost study for a plant at Honeymoon with a design capacity of 400 tonnes per annum (880,000 pounds) of U_3O_8, with a mine life of six to eight years. Based on the results of the cost study, Southern Cross decided to delay development of the project while maintaining it in a status ready to proceed into production when higher uranium prices materialise. The project is highly leveraged to higher uranium prices given the estimated lead time to production is less than 18 months and more than half of its planned annual production remains uncommitted.

In the last quarter of 2004, Southern Cross conducted a drilling program at Goulds Dam using its new PFN tool. One hundred and seventeen holes were drilled to scope the existing stated indicated mineral resource of 2,500 tonnes (5.5 million pounds) U_3O_8. This mineral resource covers an area of 1.2 square kilometers out of the total Goulds Dam ground position of approximately 1,800 square kilometres. The drilling was conducted on a uniform 80 metre spacing and a revised mineral resource estimate will be completed and published during the second quarter of 2005. Exploration at the Goulds Dam project area is also scheduled to recommence in the second quarter of 2005.

6. Mineralization

There are two main zones of mineralization. The Honeymoon and East Kalkaroo deposits occur within the Yarramba Palaeovalley, and are located within the Mining Lease in the Honeymoon area, while the Goulds Dam and Billeroo deposits occur within the Billeroo Palaeovalley.

All uranium mineralization within the Honeymoon Project is believed to be of the roll-front type that is formed when uranium bearing oxygen-rich groundwater intersects reducing conditions within an aquifer host.

The source of uranium in the roll-fronts is uranium anomalous granites within surrounding areas which were eroded and carried into the basin by braided streams. These uranium bearing sediments and the weathered granites were stripped of uranium by oxidised groundwaters. The crescent shaped roll-front deposits were formed when the solutions consisting of uranyl carbonate complexes percolated downdip through the permeable sand zones until contacting a reducing environment where the uranium precipitated and concentrated. The uranium mineralization occurs as interstitial fillings between sand grains and thin coatings on the sand grains usually in the form of uraninite or coffinite. In addition to uranium, the roll-fronts contain anomalous concentrations of elements such as selenium, vanadium, and molybdenum. Commonly, multiple roll-fronts are present in stacked position within the sand units with the uppermost roll front extending farthest toward the unoxidised side.

The roll-front deposits are typically deposited within extensive aquifer sands at a reduction-oxidation boundary. The passage of oxidising, uranium bearing groundwater, oxidises these sediments on the up-current side of the roll-front, while the sediments on the down-current side of the roll-front remain unoxidised. The oxidised aquifer sands are characterised by the presence of limonite, and typically range in colour from white to yellow to red. The unoxidised (reduced) aquifer sands are commonly various shades of grey to black in colour and typically contain variable amounts of carbon and pyrite.

Morphologically, roll-front uranium mineralization can be broken down into three main zones:

1. The main economic portion of the roll-front at the interface between oxidised and unoxidised sand is known as the nose. This zone generally contains thick high grade uranium intercepts;
2. The thinner zones of moderate to high-grade uranium extending toward the oxidised side at the extremities of the sand are referred to as the upper and lower limbs or tails.
3. The zone of thick, low-grade uranium intercepts on the unoxidised side is known as past-nose or seepage.

7. Drilling

The Southern Cross Resources Yarramba Database comprised, at the time of preparation of the Stoker Technical Report, information from 1160 drill holes, which define approximately 60km strike length of the Yarramba Palaeovalley. Drill hole data includes location, geological logs, and geophysical logs. This information has been used in the vicinity of Honeymoon and East Kalkaroo deposits to estimate the mineral resources of these two deposits.

Drilling and completion of a 25 l/s wellfield was undertaken at the Honeymoon deposit between November 1998 and February 1999 to enable leach tests to be carried out utilising proposed mining scale patterns and equipment. Further hydrological test wells were also completed in East Kalkaroo during February and March 1999.

Additional stratigraphic drilling was carried out in the Honeymoon and East Kalkaroo areas during August to November and April/May 2001 to further define the boundaries of the palaeovalley. A total of 31 stratigraphic drill holes and four cased monitor wells were drilled during this programme. Stratigraphic sections and profiles were compiled from the geological and geophysical data collected.

Similar drilling has been performed over time at Goulds Dam and Billeroo with less emphasis than at Honeymoon on the work completed prior to 2002. The results of 1550 holes in the Billeroo project area are included in the database.

The drilling conducted in the 2004 program has been discussed in the preceding section 5 of this report.

8. Sampling and Analysis

Data for mineral resource estimation were collected by open hole mud drilling; the mud used to keep the holes open long enough to geophysically log the drill hole. Geophysical logging is used at the Honeymoon Project and other projects to gather stratigraphic and ore quality information from exploration and development drill holes. The methods commonly employed include natural gamma, resistivity, self-potential (spontaneous potential), inductive conductivity and neutron density. Geophysical logging involves the use of geophysical tools that are lowered down drill holes to record different physical properties of the materials they pass through. Geophysical tools used at the Honeymoon Project have included:

- gamma radiation – used to determine the amount of uranium present in the sediments with due allowance for disequilibrium;
- electrical resistivity – used to determine the different types of sediments, such as clay and sand, by measuring the resistance to electrical currents generated by the geophysical tool;
- self potential – used to determine the different types of sediments, such as clay and sand, by measuring the very small electrical current generated by water flowing through the sediment;
- density – the density of the sediment can be measured by a tool using a small radioactive source;
- conductivity – measured by induction methods and able to discriminate clays from sand.

The groundwater in these palaeovalleys has variable salinity, which affects the geophysical tools utilising electrical properties, especially self-potential and resistivity. The geophysical logs obtained are used qualitatively, with the exception of gamma logs that are calibrated to read uranium grades.

The gamma tools are calibrated using a series of test holes containing known uranium grades. The calibration provides constants for K-factor, dead-time, water-factor, and hole diameter factor. Calibration constants are applied to the raw gamma data acquired from a drill hole to give equivalent U_3O_8 ($eU_3O_8\%$) grades. Over time the tools have been calibrated against test pits on site and in Grand Junction, Colorado, USA and at the Adelaide, Australia test pits.

The initial drilling programs were conducted prior to any facilities existing to calibrate logs in Australia. Analog, paper trace, gamma logs were recorded based on the experience of the operators and rules of thumb used to estimate the uranium grades from the logs. Most of this style of logging occurred outside the Honeymoon and East Kalkaroo deposits. These logs have subsequently been scanned and digital data derived from these scanned logs.

A number of holes from the earlier drilling programs at Honeymoon were re-logged in 1996 but an analysis of the comparison of the data from these holes has not so far been attempted, as the original digital data from these logs are not available, so comparison with the scanned data referred to above has not been possible. A number of studies have been undertaken to validate the database information on calibration.

The author of the Stoker Technical Report is satisfied that the database has been critically reviewed prior to the use of the data in Mineral Resource estimates and deficient data have been removed from the data prior to Mineral Resource estimation. The author of the Stoker Technical Report, from analysis and supervision of the most recent verification exercise, does not consider any inadequacies in the database would seriously affect the Mineral Resource estimates.

9. Security of Samples

The quality of the data incorporated into the database depends to a large extent on the adequacy of the calibration of the gamma-logging tool. In addition there have been assays of samples conducted over the life of the project by various methods to provide comparative assay information to enable the effects of disequilibrium to be determined.

There are two main methods of calibration of the instruments, the two pit method and the two source method, both methods have been used over time and comparisons of the dead-time and K factors derived have been performed.

Accurate calibration and maintaining the integrity of the geophysical tools is a difficult process and has the potential to affect the quality of the database as all the assay data is reliant on the effectiveness and accuracy of the tools calibration. An examination of the files by the author of the Stoker Technical Report indicated that considerable care has been taken with calibrations over time and although there may be still minor discrepancies present in the database these are not considered to be serious in the overall context of Mineral Resource estimation.

The Corporation's resource scoping program at the Honeymoon Project completed in 2004 used a Prompt Fission Neutron (PFN) geophysical tool to accurately determine down hole uranium grades. To enable regular and reliable calibration of the PFN tool, the Corporation constructed its own test facility at Honeymoon.

10. Mineral Resource Estimate

Mineral Resources have been estimated for all mineralisation from historical and recent data, collated, reinterpreted and entered into a digital database. The interpretation process involved the development of a sedimentological model, and the allocation of sand and clay units to a stratigraphic sequence based on this model. These units were then used to constrain the estimation of mineral resources.

The database includes equivalent uranium grade information calculated from the gamma logging of each drill hole in the database, using calibration factors for the logging tools determined by running the tools in test pits installed at the Honeymoon Property and in Adelaide, Australia. The calibration factors were then applied to the gamma logs to calculate the equivalent U_3O_8 (eU_3O_8) grades down hole. A grade cut-off was applied to stratigraphic intervals in each hole. Mineral Resources were estimated between upper and lower digital terrain modelled surfaces, within a selected grade thickness contour, by Mr. Ken Bampton using Surpac v3.2P mining software. Grade allocation was by inverse distance weighting of all grades within a 100 m search radius.

For the Basal Sands resource estimations, a minimum grade cut-off of 0.01% U_3O_8 was applied. A grade-variable disequilibrium (when the normal decay chain products of uranium are redistributed) factor was applied to the data prior to application of the cut-off. The cut-off application was confined to stratigraphic aquifer units. These selected mineralised zones were composited downhole (joined together without the intervening waste), again confined to the stratigraphic aquifer units in the basal sands and a grade thickness contour (GT) cut-off contour of 0.20m%U_3O_8 applied. This 0.20m%U_3O_8 was selected as a result of a preliminary pre-feasibility study based on the demonstration plant performance information. This cut-off value was determined when the uranium price was lower than it is at present and so the contour based on this cut-off represents a conservative approach to the Mineral Resource estimation.

The classification of the Mineral Resources as Indicated for Honeymoon, East Kalkaroo and Goulds Dam, despite the close spaced drilling available in these deposits, reflects the perception of the inherent uncertainty of the indirect measurement of U_3O_8 grades by interpretation of geophysical methods rather than direct assaying. The Inferred category at Billeroo is a reflection of the slightly lower confidence due to increased drill spacing for those deposits.

The table below contains the information from the Stoker Technical Report.

Stratigraphic Mineral Resource Statement - Honeymoon Project
Upper and Lower Basal Sands Only

Deposit	Tonnes (million)	Avg. Grade (m% U_3O_8)	Avg. GT (m% U_3O_8)	U_3O_8 (tonnes)	U_3O_8 (million lbs)	Resource Classification
Honeymoon	2.8	0.12	0.84	3,300	7.3	Indicated
East Kalkaroo	1.2	0.074	0.38	910	2.0	Indicated
Goulds Dam	5.6	0.045	0.38	2,500	5.5	Indicated
Total Indicated				**6,710**	**14.8**	
Billeroo	12.0	0.03	0.23	3,600	7.9	Inferred

Upper and Lower Basal Sands only. Resources stated at a 0.01% cut-off and a 0.2m% GT secondary cut-off

11. Exploration and Development

The results and interpretation of the integrated database formed a sound basis for a resource expansion campaign completed in 2004. 190 drill holes were directed to targets in the Yarramba Palaeovalley as well as at Honeymoon and the neighbouring Brookes Dam prospect. The drilling results on Honeymoon Mining Lease 6109 suggested that further drilling would be unlikely to significantly change the previously stated indicated mineral resource of 4,200 tonnes (9.3 million pounds) of U_3O_8.

In August 2004 independent engineering firm Ausenco was engaged to complete an engineering cost study for a plant at Honeymoon with a design capacity of 400 tonnes U_3O_8 per annum (880,000 pounds U_3O_8). Construction and working capital requirements were estimated to be US$31 million and a total unit cash operating cost over the life of the mine of US$12.40 per pound based on an exchange rate of US$1 = A$0.70. Based on the results of the cost study, Southern Cross decided to delay the project while maintaining it in a status ready to proceed into production when higher uranium prices materialise.

Athabasca Properties

The Athabasca Properties are not yet considered material to the Corporation, and a technical report in respect of the Athabasca Properties has not yet been prepared in accordance with National Instrument 43-101.

During the last quarter of 2004 and the first quarter of 2005, a number of geophysical surveys were completed over the Athabasca Properties. Pitchstone, as the operator of the exploration programs on the Athabasca Properties, is currently soliciting bids for 9,000 metres of diamond drilling, which is planned to commence in the fall of 2005.

ITEM 5 - DIVIDENDS

The Corporation has not paid any dividends since incorporation. There are no restrictions on the ability of the Corporation to pay dividends contained in the constating documents of the Corporation. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends in the foreseeable future.

ITEM 6 - DESCRIPTION OF CAPITAL STRUCTURE

6.1 General Description of Capital Structure

Common Shares

The Corporation is authorized to issue an unlimited number of common shares, which are without nominal or par value. Each common share ranks equally with all common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share held on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no redemption, pre-emptive or conversion rights.

As of March 21, 2005, the number of issued common shares is 62,829,926 (76,678,098 on a fully diluted basis).

Series C Warrants

As of the date hereof, the Corporation has 3,145,239 Series C Warrants outstanding. Each Series C Warrant entitles the holder thereof to acquire one common share of the Corporation at any time up to 5:00 p.m. (Toronto time) on July 11, 2005 (August 8, 2005 with respect to 250,000 Series C Warrants) upon payment of $0.65 per share. The holding of a Series C Warrant does not constitute the holder thereof a shareholder of the Corporation, nor does it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a Series C Warrant in accordance with its terms.

Series D Warrants

As of the date hereof, the Corporation has 1,500,000 Series D Warrants outstanding. Each Series D Warrant entitles the holder thereof to acquire one common share of the Corporation at any time up to 5:00 p.m. (Toronto time) on September 16, 2007 upon payment of $1.39 per share. The holding of a Series D Warrant does not constitute the holder thereof a shareholder of the Corporation, nor does it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a Series D Warrant in accordance with its terms.

Conversion Warrants

As of the date hereof, the Corporation has 4,857,143 Conversion Warrants outstanding. Each Conversion Warrant entitles the holder thereof to acquire one common share of the Corporation at any time up to 5:00 p.m. (Toronto time) on July 11, 2005 upon payment of $0.65 per share. The holding of a Conversion Warrant does not constitute the holder thereof a shareholder of the Corporation, nor does it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a Conversion Warrant in accordance with its terms.

December 2005 Compensation Warrants

As of the date hereof, the Corporation has 315,790 December 2005 Compensation Warrants outstanding. Each December 2005 Compensation Warrant entitles the holder thereof to acquire one common share of the Corporation at any time up to 5:00 p.m. (Toronto time) on December 16, 2005 upon payment of $1.15 per share. The holding of a December 2005 Compensation Warrant does not constitute the holder thereof a shareholder of the Corporation, nor does it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a December 2005 Compensation Warrant in accordance with its terms.

October 2005 Broker Warrants

As of the date hereof, the Corporation has 100,000 October 2005 Broker Warrants outstanding. Each October 2005 Broker Warrant entitles the holder thereof to acquire one common share of the Corporation at any time up to 5:00 p.m. (Toronto time) on December 16, 2005 upon payment of $1.15 per share. The holding of a October 2005 Broker Warrant does not constitute the holder thereof a shareholder of the Corporation, nor does it entitle the holder to any rights or interests as a shareholder or to receive notice of any meetings of shareholders except upon the exercise of a October 2005 Broker Warrant in accordance with its terms.

ITEM 7 - MARKET FOR SECURITIES

The common shares of the Corporation are listed and posted for trading on The Toronto Stock Exchange under the symbol "SXR".

The following table sets out the Low and High prices for the common shares of the Corporation on the TSX for the period indicated along with the volume of common shares traded for the periods indicated:

Month Ending	Low (Cdn$)	High (Cdn$)	Volume Traded
December, 2004	$0.58	$0.81	9,199,175
November, 2004	$0.53	$0.84	18,759,276
October, 2004	$0.78	$1.32	12,584,858
September, 2004	$0.96	$1.50	41,422,586
August, 2004	$0.65	$1.33	14,395,321
July, 2004	$0.86	$1.08	1,581,982
June, 2004	$0.88	$1.20	2,279,915
May, 2004	$0.72	$1.10	2,262,942
April, 2004	$0.70	$1.64	6,959,915
March, 2004	$1.32	$1.94	13,488,075
February, 2004	$1.22	$1.45	2,863,951
January, 2004	$1.11	$1.45	6,468,736

ITEM 8 - DIRECTORS AND OFFICERS

8.1 Name, Occupation and Security Holding

Directors are elected at each annual meeting and hold office until the next annual meeting or until their successors are elected or appointed. The names and municipalities of residence of the directors and executive officers of the Corporation, the positions and offices held by them in the Corporation, and their respective principal occupations are as follows:

Name and Municipality of Residence	Year First Became a Director	Position with the Corporation	Principal Occupation if Different from Office Held
Mark Wheatley North Manly , NSW Australia	2003	Chairman, Chief Executive Officer and Director	N/A
Donald Falconer Toronto, Ontario	1997	Vice-President, Corporate Development and Director	N/A
John W.W. Hick[(1)(3)] Toronto, Ontario	2004	Director (Lead Director)	Chief Executive Officer of Rio Narcea Gold Mines Limited
Russ Cranswick[(2) (3)] Denver, Colorado	2005	Director	Principal, Resource Capital Fund
George Bell[(1) (2) (3)] Oakville, Ontario	2003	Director	President and C.E.O. Hornby Bay Exploration
Donald J. Robinson[(1)] Orangeville, Ontario	2001	Director	President and C.E.O., Eastmain Resources Inc.

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

Mark Wheatley was appointed Chief Executive Officer of the Corporation on September 3, 2003, and was appointed Chairman in June 2004. Mr Wheatley has over 20 years experience in the resources industry within Australia and overseas, including senior roles with BHP, Bankers Trust Australia Limited (BT) and Goldfields/AurionGold Limited. At BHP between 1979 and 1996, his experience included engineering, technology, development and commercial roles within the steel, corporate and minerals businesses. Employed by BT in 1996, Mr Wheatley was involved in project finance and advisory activities for 3 years. In 1999 Mr. Wheatley became General Manager Corporate Development for Goldfields Limited, which company became AurionGold Limited before being taken over by Placer Dome Inc. late in 2002. During this time, Mr. Wheatley deputised for the Managing Director of Goldfields Limited. Mr Wheatley has a Chemical Engineering degree and a MBA.

Donald Falconer was appointed a Director January 28, 1997. Mr. Falconer is Vice President, Corporate Development and has charge over uranium marketing and sales. He has more than twenty years experience in the utility business at Ontario Hydro in various positions at the corporate and business unit levels. Mr. Falconer worked for the nuclear division in Ontario Hydro from 1992 to 1997 as a member of the executive team.

John Hick was appointed a Director on June 9, 2004. Mr. Hick joined Rio Narcea in September 2004 and was named Chief Executive Officer on December 1, 2004. Prior to the acquisition of Defiance Mining Corp. by Rio Narcea, he was President and Chief Executive Officer of Defiance and its predecessor company, Geomaque Explorations Ltd., since December 18, 2001. He has held various senior positions with mining companies including President and later Vice Chairman of TVX Gold Inc. for over 4 years (1993-1997), Chairman of the Board of Rayrock Yellowknife Mines Ltd. for one year until the company was purchased by Glamis Gold Ltd., Senior Vice President, Corporate of Placer Dome Inc. for three years (1987-1990), and Vice-President and General Counsel of the Dome Mines Group of Companies for six years (1981-1987).

Russ Cranswick was appointed a director on March 10, 2005. Mr Cranswick is a Principal at Resource Capital Funds (RCF), a mining focused private equity firm based in Denver, Colorado. Prior to joining RCF in early 2000, he spent four years as a mining equity analyst at Canadian retail and institutional brokerage firms covering junior and intermediate companies. His technical experience comes from eight years and 11 field seasons in mineral exploration, primarily with major mining companies Kennecott, Freeport McMoRan, Utah (now part of BHP-Billiton), Esso and Newmont. Mr. Cranswick is a Professional Geologist who served on the Geoscience Committee of the Association of Professional Engineers and Geoscientists of British Columbia prior to his relocation to Denver and holds a Bachelor of Science degree with a major in Geology. He also serves on the board of TSX-V listed Lithic Resources Ltd.

George Bell was appointed a Director on December 11, 2003. Mr. Bell is President & CEO of Hornby Bay Exploration Limited, a junior uranium and diamond exploration company. He has more than 36 years of experience in the international natural resource industry. From 1967 to 1996, he held several senior executive positions with the Noranda Group of companies. Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967) and has held directorships and executive positions in the Americas, Asia and Europe. Currently, he also is a director of Fronteer Development Group Inc. listed on the TSX.

Donald J. Robinson, Ph.D., was elected a Director on June 7, 2001. Mr Robinson has more than 20 years experience in the mineral exploration industry. Dr. Robinson has been the President and CEO of Eastmain Resources Inc., a mineral exploration and development company listed on The Toronto Stock Exchange, since 1994. From 1987 to 1994, Dr. Robinson operated Robinson Exploration Services Limited, a private mineral consulting company which specialized in the exploration of base and previous metals within Canada, the United States and Australia. Dr. Robinson is a member of the Society of Economic Geologists, the Canadian Institute of Mining and Metallurgy, the Prospectors and Developers Association of Canada, and a fellow of the Geological Association of Canada.

As at the date of this Annual Information Form, the directors and senior officers of the Corporation, in the aggregate beneficially owned, directly or indirectly, or exercised control or direction over, 20,100 issued and outstanding Common Shares, representing 0.03% of the currently outstanding Common Shares. In addition, Resource Capital Fund II L.P., of which Russ Cranswick, a director of the Corporation, is a Principal, holds 6,815,476 Common Shares, representing 10.8% of the currently outstanding Common Shares.

8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Conflicts of Interest

Certain of the Corporation's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting issuer companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.

ITEM 9 - AUDIT COMMITTEE

9.1 Audit Committee Charter

A copy of the Corporation's Audit Committee Charter is annexed to this Annual Information Form as Appendix "A".

9.2 Composition of the Audit Committee

The current members of the Corporation's Audit Committee are George Bell (Chair), John Hick, and Donald J. Robinson. Each of Messrs. Bell, Hick and Robinson is "independent" and "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees ("MI 52-110").

Mr. Bell holds a B.Sc. in Business Administration from the University of North Dakota (1967). He has more than 36 years of experience in the international natural resource industry holding various directorships and executive positions incorporating a financial perspective.

Mr Hick holds a LL.B. from the University of Ottawa (1976) and a B.A. from the University of Toronto (1973). He has more than 33 years of experience and has served as a director and member of Audit Committees of Cambior Inc (2000 – 2004) and Rio Narcea Gold Mines Ltd (1997 – 2004). In 2004 he became Chairman of the Rio Narcea Gold Mines Ltd. Audit Committee.

Dr. Robinson holds a Ph.D. from the University of Western Ontario (1982) and a BA Sc. from the University of Western Ontario (1977). He has more than 20 years of experience in the mining industry and has served as a director and member of the Audit Committee of Eastmain Resources Inc. (1994 – 2004).

9.3 External Auditor Service Fees

The aggregate fees billed to the Corporation by the Corporation's external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Corporation's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year ended December 31	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2004	$50,000	$-	$7,500	$-
2003	$50,000	$2,450	$-	$-

Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

ITEM 10 - LEGAL PROCEEDINGS

There are no material legal proceedings involving the Corporation or its properties as at the date of this Annual Information Form and the Corporation knows of no such proceedings currently contemplated.

ITEM 11 - TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares of the Corporation is Computershare Trust Company of Canada, at its offices in Toronto, Ontario.

ITEM 12 - MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contract entered into by the Corporation since January 1, 2004, or entered into prior to January 1, 2004 but still in effect, is the Pitchstone Letter Agreement, the particulars of which are set forth in Item 3.1 above.

ITEM 13 - INTERESTS OF EXPERTS

Peter Stoker, F AusIMM (CP) MMICA is the author of the Stoker Technical Report, relating to the Honeymoon Project, which report is incorporated by reference herein. To the knowledge of the Corporation, Mr. Stoker did not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or any of its associates or affiliates at the date of the Stoker Technical Report, and did not receive any such interests after the date of the Stoker Technical Report.

ITEM 14 - ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular dated May 3, 2004 in respect of the annual and special meeting of shareholders held on June 9, 2004. Additional financial information is provided in the 2004 Consolidated Financial Statements and 2004 MD&A.

APPENDIX "A"

SOUTHERN CROSS RESOURCES INC

AUDIT COMMITTEE CHARTER

Purposes of the Audit Committee

The purposes of the Audit Committee are to assist the Board of Directors:

1. in its oversight of the Company's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the Company's financial statements and the independent audit thereof;

3. by selecting, evaluating and, where deemed appropriate, replacing the external auditors (or nominating the external auditors to be proposed for shareholder approval in any proxy statement);

4. in evaluating the independence of the external auditors;

5. in its oversight of the Company's risk identification, assessment and management program; and

6. in the Company's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Company.

The external auditors are ultimately accountable to the Audit Committee and indirectly, the Board of Directors, as representatives of shareholders. The Audit Committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors (or to nominate the external auditors to be proposed for shareholder approval in the proxy statement).

The external auditors shall submit annually to the Company and the Audit Committee, as representatives of the shareholders of the Company, a formal written statement delineating all relationships between the external auditors and the Company ("Statement as to Independence").

The external auditors shall submit annually to the Company and the Audit Committee a formal written statement of the fees billed for each of the following categories of services rendered by the external auditors: (i) the audit of the Company's annual financial statements for the most recent fiscal year and the reviews of the financial statements included in the Company's Quarterly Reports for that fiscal year; and (ii) all other services rendered by the external auditors for the most recent fiscal year, in the aggregate and by each service.

Composition of the Audit Committee

The Audit Committee shall be comprised of three or more unrelated and independent directors.

All members of the Committee shall be financially literate and at least one member of the Committee shall have accounting or related financial expertise as such qualifications are interpreted by the Board of Directors. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

Meetings of the Audit Committee

The Audit Committee shall meet four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Company or the Company's external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. Members of the Audit Committee may participate in a meeting of the Audit Committee by means of conference call or similar communications equipment by means of which all persons participating in the meeting can hear each other.

Duties and Powers of the Audit Committee

To carry out its purposes, the Audit Committee shall have the following duties and powers:

1. with respect to the external auditor,

   (i) to select, evaluate or replace the external auditors, subject to shareholder approval where required;

   (ii) to review and approve the fees charged by the external auditors for audit services;

   (iii) to review and approve all services other than audit services to be provided by the external auditors to the Company, and associated fees;

   (iv) to ensure that the external auditors prepare and deliver annually a Statement as to their Independence (it being understood that the external auditors are responsible for the accuracy and completeness of this Statement), to discuss with the external auditors any relationships or services disclosed in this Statement that may impact the objectivity and independence of the Company's external auditors and to recommend that the Board of Directors take appropriate action in response to this Statement to satisfy itself of the external auditors' independence;

   (v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders;

   (vi) to review and assess, annually, the performance of the external auditors, and recommend to the shareholders the appointment or, where circumstances warrant, the replacement of the Company's external auditors, subject to shareholders approval; and

   (vii) to obtain from the external auditors confirmation that they are participants in good standing in the Canadian Public Accountability Board oversight program and in compliance with the provisions of legal or regulatory requirements with respect to the audit of the financial statements of the Company.

2. with respect to financial reporting principles and policies and internal audit control and procedures,

   (i) to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issued and practices;

(ii) to ensure that the external auditors prepare and deliver annually a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii) to consider any reports or communications (and management's responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

- deficiencies noted following the audit of the design and operation of internal controls;
- consideration of fraud in the audit of the financial statement;
- detection of illegal acts;
- the external auditors responsibility under generally accepted auditing standards;
- significant accounting policies;
- management judgements and accounting estimates;
- adjustments arising from the audit;
- the responsibility of the external auditors for other information in documents containing audited financial statements;
- disagreements with management;
- consultation by management with other accountants;
- major issues discussed with management prior to retention of the external auditors;
- difficulties encountered with management in performing the audit;
- the external auditors judgements about the quality of the entity's accounting principles; and
- reviews of interim financial information conducted by the external auditors;

(iv) to meet with management and external auditors:

- to discuss the scope of the annual audit;
- to discuss the audited financial statements;
- to discuss the unaudited interim quarterly financial statements;
- to discuss the appropriateness and quality of the Company's accounting principles as applied in its financial reporting;
- to discuss any significant matters arising from any audit or report

or communication referred to in items 2(iii) above, whether raised by management or the external auditors, relating to the Company's financial statements;

- to review the form of opinion the external auditors propose to render to the Audit Committee, the Board of Directors and shareholders;
- to discuss significant changes to the Company's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;
- to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies;
- to review, evaluate and monitor the Company's risk management program including the revenue protection program. This function should include:
  - risk assessment;
  - quantification of exposure;
  - risk mitigation measures; and
  - risk reporting
- to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans.

(v) to discuss with the Chief Financial Officer any matters related to the financial affairs of the Company;

(vi) to discuss with the Company's outside legal counsel and the Corporate Secretary any significant legal matters that may have a material effect on the financial statements, the Company's compliance policies, including material notices to or inquiries received from governmental agencies; and

(viii) to review, and discuss with the Company's Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Company's annual financial statements.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other disclosures to be included in the Company's annual proxy statement;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Company, management's discussion and analysis of the financial conditions and results of operations (MD&A) with regard to those financial statements, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Company under the requirements of securities laws or stock exchange rules applicable to the Company; With respect to the interim financials the audit committee has been given the authority by the board to approve interim financial statements and MD&A on their behalf prior to distribution.

(iii) to review this Charter at least annually and recommend any changes to the full Board of Directors;

(iv) to review and reassess the adequacy of the Specific Code of Ethics governing Financial Reporting Officers at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors; and

(v) to report its activities to the full Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate; and

4. to review, discuss with management, and approve all related party transactions.

Resources and Authority of the Audit Committee

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

Approved by the Board of Directors of Southern Cross Resources Inc, March 10, 2005

RECEIVED
2006 SEP 18 P 12:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SOUTHERN CROSS RESOURCES INC

Management's Discussion and Analysis

General

The following discussion of performance, financial condition and future prospects should be read in conjunction with the consolidated financial statements of the Company and related notes thereto for the year ended December 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. This discussion covers the last completed financial year ended December 31, 2004, and up to February 20, 2005. All dollar amounts are Canadian dollars unless otherwise indicated.

Overall Performance

In 2004, the Company invested $1.6 million into exploration and a cost and engineering study for the Honeymoon Project. A total of 307 holes (37,425 metres) were drilled in South Australia during the year, including 190 holes at Honeymoon and 117 holes at Goulds Dam during the year using the Company's new prompt fission neutron tool. The drilling results on Honeymoon Mining Lease 6109 suggested that further drilling would be unlikely to significantly change the previously stated indicated resource of 4,200 tonnes (9.3 million pounds) of U_3O_8. In August 2004, the decision was made to engage Ausenco, an independent engineering firm to complete a cost and engineering study for a plant at Honeymoon with a design capacity of 400 tonnes per annum (880,000 pounds) U_3O_8. This rate of production equates to a mine life of six to eight years. Construction and working capital requirements were estimated to be US$31 million and a total unit cash operating cost over the life of the mine of US$12.40 per pound based on an exchange rate of US$1 = A$0.70. From these results, the Company decided to maintain the project in a status ready to proceed into production when higher uranium prices materialise. The project is highly leveraged to higher uranium prices given the estimated lead time to production is less than 18 months and more than half of its planned annual production is expected to remain uncommitted.

Drilling at the Goulds Dam prospect covering an area of 1.2 square kilometers out of a total area of approximately 1,800 square kilometers was conducted prior to Christmas to scope the existing stated indicated resource of 2,500 tonnes (5.5 million pounds) of U_3O_8. This drilling was conducted on a uniform 80 metre spacing and a revised resource will be published at the end of the first quarter in 2005. Exploration at the Goulds Dam project area is scheduled to recommence in the second quarter of 2005.

In September 2004, as part of the Company's global expansion plan, a Letter Agreement with Pitchstone Exploration Limited was signed to earn a 50% interest in properties in the Athabasca Basin of Northern Saskatchewan. This investment has expanded the Company's exploration portfolio in a region which hosts over 30% of the world's known uranium deposits. By year end, high resolution airborne geophysical surveys of the properties providing detailed interpretation of basement geology and structural architecture had been completed. The results show clearly defined gravity responses coinciding with electromagnetic conductors and magnetic lows, which has refined and identified additional drilling targets. Logistical preparations of the target areas will continue during the first half of the year with drilling scheduled to commence in the fall of 2005 and continue throughout 2006.

Interest income increased by $279,634 from the previous year as the Company maintained a higher cash position in 2004 compared to 2003. As a result of an asset review in December 2004, $1.05 million of plant, property and equipment was written off. An additional charge of $1.14 million was recorded for assets purchased during the permitting phase that were not depreciated from their original acquisition date. These transactions were the most significant contributor to the total expenses of $4.2 million in 2004. The remaining assets will be used in exploration activities and depreciated according to their use and remaining lives.

During 2004, both the spot and contract prices of uranium continued to increase. By February 20, 2005, the spot price had increased to US$21.10 from US$14.50 at the start of 2004, a 45% increase. The long term contract price of uranium increased even more substantially, escalating from US$18.00 on May 31, 2004 (the date when Ux Consulting began tracking long term uranium prices) to US$26.00 by February 20, 2005. This represents a 45% increase similar to that in the spot market, but over a shorter time period. Supply and demand fundamentals appear to be strong in the long term and favourable for continued price increases. Market analysts such as Ux Consulting state that there is continuing upward pressure on both spot and long term price at this time.

Selected Financial Information

The following table provides selected consolidated financial information that should be read in conjunction with the consolidated financial statements of the Company. All dollar amounts are stated in Canadian dollars.

	YEAR ENDED DECEMBER 31		
	2004	**2003**	**2002**
Revenues	357,089	76,609	8,948
Net loss	3,812,257	259,054	618,852
Loss per share	0.06	0.01	0.02
Total long-term liabilities	-	4,080,000	-
Total assets	41,155,428	41,371,530	15,574,836

Results of Operations

During the exploration and development stage, revenues are derived mostly from interest earned on the balances of cash held on deposit. The increase in interest earned of $279,634 during 2004 was the result of the average cash position being higher than 2003 and 2002.

Total expenses for 2004 were $4,169,346 versus $335,663 in 2003 with the increase in 2004 being affected by one off transactions. The 2004 expenses include property, plant and equipment write-off and an additional depreciation amount totaling $2.2 million. In 2003, the expenses included a foreign exchange gain of $1.64 million as a result of a debt conversion and a depreciation expense of $220,237. Removing the one off transactions, the 2004 expenses are $1,725,832 compared to $1,755,210 for 2003, resulting in an effective decrease in total expenses of $29,378 in 2004.

An analysis of the net decrease of $29,378 shows that a sales renegotiation charge of $243,094 incurred in 2003 and a reduction of office rent during 2004 totaling $62,086 were offset by increases in 2004 of non-cash stock based compensation expense (derived from Black-Scholes valuation model) of $214,907 and salaries of $96,156.

Summary of Quarterly Results

The following table provides selected consolidated financial information that should be read in conjunction with the consolidated financial statements of the Company. All dollar amounts are stated in Canadian dollars.

	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	60,712	79,425	81,448	135,504	(1,232,735)	1,267,227	3,949	38,168
Net loss (profit)	2,581,630	356,689	812,912	61,026	719,102	(985,850)	60,289	(52,595)
Loss (earnings) / share	0.04	0.00	0.02	0.00	0.00	(0.02)	0.02	0.00

The above table shows amounts as published in the interim consolidated financial statements for the applicable period.

In 2004, the net loss presented in Q2 included an unrealized foreign exchange conversion loss of $404,631 as the Canadian Dollar commenced a sharp appreciation against the Australian Dollar which continued through to the end of the year. In Q4, a $248,000 unrealised foreign exchange loss on cash balances and the review of property, plant and equipment resulting in a write-off and depreciation of $2.2 million, accounted for the majority of the loss in the period of $2.6 million.

In 2003, the variance in revenues from Q3 to Q4 is due to a reclassification at year end in relation to a realized foreign exchange gain on converting debt into equity. The Q3 revenues were reclassified to deferred exploration and development on final audit revue in Q4. Also in 2003, Q1 profit of $52,595 was due to an unrealized foreign exchange conversion gain of $106,457.

Liquidity and Capital Resources

On February 17, 2004, the Company exercised its right to require Resource Capital Fund ("RCF") to exercise its 6,276,923 share purchase compensation warrants valued at $0.65 with the proceeds used to repay the $4,080,000 debt to RCF. After this transaction, the Company became debt free. In October 2004, a private placement of 1 million common shares (1/2 flow-through shares) increased the Company's cash position by $1,150,475 net of fees totaling $74,525.

The Company's net cash position of $5.2 million at the end of December 2004 is sufficient to cover the Company's planned activities beyond 2005. On the basis that 8,423,319 warrants outstanding at $0.65 (8,173,319 expiry July 11, 2005 and 250,000 expiry August 8, 2005) are exercised, the cash position will increase by approximately $5.5 million. Under the Letter Agreement with Pitchstone Exploration Limited the Company plans to commit a minimum of $1 million during 2005.

Based on the 2004 Ausenco cost and engineering study, a capital injection of US$31 million (US$1 = A$0.70) will be required when a decision is made to construct and commission the 400 tonne per annum Honeymoon in-situ leach plant.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company's estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility in accordance with the Black-Scholes model, however the future volatility is uncertain and the model has its limitations.

The Company's recoverability of its recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Fourth Quarter 2004 - Review

In South Australia, the Company completed the first phase of drilling at Goulds Dam covering an area 1.2 square kilometers. The summer break has provided the opportunity to fully assess the results and determine the next stage of exploration in the area. The Company also commenced a new phase of exploration in Australia by signing a letter agreement to exclusively explore for uranium mineralization on Exploration Licence 3214 "Karkarook" in the Eyre Peninsula. This project has a similar geological setting to the Athabasca Basin in Canada and exploration will target unconformity style of uranium mineralisation. Research and target definition of the area will continue during the first half of 2005.

In Canada, the Company, through its joint venture partner Pitchstone Exploration Limited, flew airborne geophysics over its Athabasca Basin properties. As discussed in the "Overall Performance" section the results have defined and identified additional targets on the properties for drill testing.

Changes in Accounting Policies

Stock Based Compensation

In 2003, the Company adopted the recommendations for fair value accounting of employee stock option grants under section 3870 of Canadian Institute of Chartered Accountants Handbook. These recommendations require compensation costs, for stock options granted to employees, be recorded in earnings based on the fair value of the options on the grant date. Previously these costs were disclosed in the notes to the consolidated financial statements. This policy change was adopted on a prospective basis and an expense was recorded in 2003. The expense for 2004 recorded as a result of this policy is $341,090.

Commitments

Contractual Obligations	Total	Less than 1 year	Year 2	Year 3	After 3 years
Leasing payments	268,102	156,229	52,564	59,309	-
Pitchstone - exploration	3,767,200	767,200	1,000,000	2,000,000	-
Pitchstone - participation	262,500	87,500	87,500	87,500	-

The company has future obligations under leasing arrangements of $268,102 in relation to office premises and motor vehicles.

On September 7, 2004, the Company entered into a Letter Agreement, (the "Joint Venture") with Pitchstone Exploration Ltd. ("Pitchstone"). The Company has an option to earn a 50% interest in the four properties located in the Athabasca Basin of Northern Saskatchewan for $4.35 million over a period of 3 years. The Company must invest $4 million in exploration on the properties and make cash payments to Pitchstone of $350,000 to acquire the 50% interest. The Company will invest $3 million over the first 3 years with a maximum of $1 million during the first year, a minimum of $1 million in the second year and the balance in the third year. The remaining $1 million is expected to be spent during the third year but the Company and Pitchstone can negotiate and mutually agree on an extension. If the Company terminates the 50% option prior to exercising, it will be required to pay the balance of $3 million dollars less expenditures incurred to the date of termination. As at December 31, 2004, the Company had incurred $232,800 of qualifying exploration expenses in connection with the Joint Venture.

Related Parties

During the past two years, the Company had financial transactions involving some directors and officers in relation to the provision of long term debt from Resource Capital Fund ("RCF"). On February 17, 2004, this debt was extinguished. A company director, Mr James McClements, is also a senior partner of RCF.

Permit and Licensing Status

On February 8, 2002, following resolution of Native Title agreements, the State Government of South Australia issued Mining Licence 6109. All regulatory approvals required to proceed into commercial production at Honeymoon have been obtained.

Risks and Uncertainties

The future revenue and earnings of the Company will depend on its ability to finance development of the Honeymoon Project and to profitably produce and market uranium.

The market price of uranium is influenced by a number of factors including demand from nuclear power reactors, inventory levels (including inventory made available under international agreements for the decommissioning of military weapons) and the production levels and operating and capital costs of mining companies.

Most uranium is sold by producers under medium to long-term contracts with nuclear utilities. The Company has entered into agreements for the sale of uranium to customers in North America and Europe and the fulfilment of the contracts will depend on the Company being able to enter into commercial production.

Currency fluctuations could significantly influence profitability of the Company as revenue from uranium sales will be received in US dollars while operating costs will be primarily Australian dollars.

In the event the Company proceeds with production at Honeymoon, additional financing will be required on commercially acceptable terms.

Future Prospects

In South Australia, the Company will commence drilling to assess the potential to expand resources at Goulds Dam. The company has also recently signed a letter agreement to exclusively explore for uranium mineralization on Exploration Licence 3214 "Karkarook", which has a similar geological setting to the Athabasca Basin in Canada. Dependant on the outcome of further research of results from past explorers prior to 1983 and new geophysical surveys, drilling may commence during 2005.

In Canada, the Company and its Joint Venture partner, Pitchstone Exploration Limited, started exploration of their properties in the Athabasca Basin through the application of airborne geophysics. Drilling is scheduled for the fall of 2005.

The Company will also pursue the acquisition of new projects where value can be added and / or synergies exist.

Others

General

The Company also discloses information related to its activities in the Annual Information Form. Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

Outstanding share data

As of February 20, 2005, the Company had 62,408,989 shares outstanding and 75,803,098 on a fully diluted basis (December 2003 – 52,372,879 and 71,733,098 respectively). The major component of this increase in shares outstanding was the exercise of 6,276,923 warrants by Resource Capital Fund ("RCF"). The proceeds of $4,080,000 were used to repay the balance of the loan payable to RCF. From that date, the Company has remained debt free. The balance is attributable to the exercise of 687,500 Series C warrants, 681,687 broker warrants and 350,000 employee stock options which were exercised by a former employee who left the company in April 2003. In addition, the company issued 500,000 common shares on signing of the Letter Agreement with Pitchstone Exploration Limited on September 7, 2004.

The following table summarizes information about the stock options outstanding as at February 20, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	**Number Outstanding As at December 31, 2004**	**Weighted Avg Remaining Life (years)**	**Weighted Avg Exercise Price $**	**Number Exercisable As at December 31, 2004**	**Weighted Avg Exercise Price $**
$0.38 - 0.40	450,000	3.60	0.38	316,667	0.38
$0.62	50,000	3.86	0.62	50,000	0.62
$0.75 – 0.85	860,000	1.61	0.76	860,000	0.76
$0.92 - 1.00	1,145,000	3.29	0.96	798,333	0.98
$1.20	550,000	2.16	1.20	550,000	1.20
	3,055,000	2.67	0.86	2,575,000	0.80

The following table summarizes information about the outstanding warrants as at February 20, 2005:

	Total Outstanding	Exercise Price	Expiry Date
Series C warrants	3,316,176	$0.65	July 11, 2005
Conversion warrants	4,857,143	$0.65	July 11, 2005
Series C warrants	250,000	$0.65	August 8, 2005
Pitchstone warrants	1,500,000	$1.39	September 16, 2007
Share Purchase Warrants	**9,923,319**		
Broker warrants	315,790	$1.15	December 16, 2005
Broker warrants	100,000	1.35	October 5, 2006
Compensation Warrants	**415,790**		
TOTAL	**10,339,109**		

Forward Looking Statements

This annual report contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

SOUTHERN CROSS RESOURCES INC.

AUDITED ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2004



KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Southern Cross Resources Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the year then ended were audited by another firm of chartered accountants, who expressed an opinion without reservation on those statements in their auditors' report dated February 27, 2004.

KPMG LLP

Chartered Accountants
Toronto, Canada
February 3, 2005

SOUTHERN CROSS RESOURCES INC.
Consolidated Balance Sheets

As at (Canadian dollars)	December 31, 2004	December 31, 2003
ASSETS		
Current		
Cash and cash equivalents	**4,362,557**	7,312,208
Short-term investments	**1,000,000**	-
Accounts receivable and other	**244,885**	186,684
	5,607,442	7,498,892
Property, plant and equipment (note 3)	**35,547,987**	33,872,638
	41,155,428	41,371,530
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**412,282**	691,415
Non-Current		
Loan payable (note 5)	**-**	4,080,000
	412,282	4,771,415
SHAREHOLDERS' EQUITY		
Share capital (note 6(a))	**48,485,894**	40,287,352
Warrants (note 6(c))	**697,362**	1,281,706
Contributed Surplus (note 6(b))	**467,273**	126,183
Deficit	**(8,907,383)**	(5,095,126)
	40,743,146	36,600,115
	41,155,428	41,371,530

Basis of Presentation - note 2
Commitments - notes 4 and 9
Subsequent event - note 12

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors

(Signed) Mark Wheatley
Director

(Signed) Donald Falconer
Director

February 3, 2005

SOUTHERN CROSS RESOURCES INC.
Consolidated Statements of Operations and Deficit

For the years ended December 31 (Canadian dollars)	2004		2003
Revenues :			
Interest income	**293,089**		13,455
Other income	**64,000**		63,154
	357,089		76,609
Expenses :			
Salaries and benefits	**654,754**		558,598
General and administration	**469,002**		778,535
Compensation expense (note 6(b))	**341,090**		126,183
Rent	**108,319**		170,405
Consulting fees	**11,264**		42,734
Travel	**141,403**		78,755
Depreciation	**1,142,060**		220,237
Plant and equipment write-off	**1,053,354**		-
Foreign exchange loss (gain)	**248,100**		(1,639,784)
Total expenses	**4,169,346**		335,663
Loss for the year	**3,812,257**		259,054
Deficit, beginning of the year	**5,095,126**		4,836,072
Deficit, end of the year	**8,907,383**		5,095,126
Basic and diluted loss per common share	**$ 0.06**	$	0.01
Weighted average number of basic and diluted common shares outstanding	**59,366,732**		38,074,275

See accompanying notes to the Consolidated Financial Statements

SOUTHERN CROSS RESOURCES INC.
Consolidated Statements of Cash Flows

For the years ended December 31 (Canadian dollars)	2004	2003
Operating activities :		
Loss for the year	(3,812,257)	(259,054)
Depreciation	1,142,060	220,237
Non-cash compensation expense	341,090	126,183
Write-off of plant and equipment	1,053,354	-
Foreign exchange gain	-	(754,394)
Changes in non-cash working capital balances	(337,334)	(42,074)
Cash used in operating activities	(1,613,087)	(709,102)
Financing activities :		
Shares issued - net of issue costs	6,487,948	8,549,661
Repayment of loan payable	(4,080,000)	-
Cash provided by financing activities	2,407,948	8,549,661
Investing activities :		
Short-term investments	(1,000,000)	-
Mineral properties	(496,396)	-
Deferred exploration and development costs	(1,993,806)	(626,111)
Acquisition of plant and equipment	(254,310)	(302,820)
Cash used in investing activities	(3,744,512)	(928,931)
Increase (decrease) in cash and cash equivalents during the year	(2,949,651)	6,911,628
Cash and cash equivalents - beginning of the year	7,312,208	400,580
Cash and cash equivalents - end of the year	4,362,557	7,312,208
Supplemental cash flow information		
Interest paid	10,368	120,990
Supplemental disclosure of non-cash investing and financing activities		
Common shares and warrants issued in connection with the investment in joint venture with Pitchstone Exploration Ltd.	1,126,250	-

See accompanying notes to the Consolidated Financial Statements

Notes to Consolidated Financial Statements
December 31, 2004

1. NATURE OF OPERATIONS

Southern Cross Resources Inc. (the "Company") is a Canadian corporation engaged in the acquisition, exploration and development of properties for production of uranium in Australia and Canada. The Company has a fully permitted project in Australia on Honeymoon Mining Lease 6109 with an indicated resource of 4,200 tonnes (9.3 million pounds) of U_3O_8 and its exploration activities are ongoing at its Goulds Dam project which has an indicated resource of 2,500 tonnes (5.5 million pounds) of U_3O_8 and inferred resource of 3,600 tonnes (7.9 million pounds) of U_3O_8. The Company also has an exploration project in the Eyre Peninsula region of South Australia called Karkarook, which has a similar geological setting to the Athabasca Basin. In Canada, the Company's activities are located in Northern Saskatchewan in the Athabasca Basin and managed by its Joint Venture partner, Pitchstone Exploration Ltd..

The exploration and development of mineral properties involves significant financial risk. In the event these properties are determined to be commercially viable, additional financing will be required.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

a) Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful financings, which management believes will mitigate the conditions and events which would otherwise raise doubts about the going concern assumption used in preparing these financial statements. As such, these consolidated financial statements do not reflect any adjustments which may be necessary should the Company not be able to continue normal operations, in which case amounts realized for assets maybe materially less than the amounts appearing in the balance sheet.

b) Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the amounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

The preparation of these audited consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the audited consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The Company's transactions and integrated operations denominated in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates; revenues and expenses are translated at average rates prevailing during the year; and translation gains and losses for the year are reflected in the consolidated statements of operations and deficit.

Financial instruments
The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable and other and accounts payable and accrued liabilities approximate fair value due to the short maturities of these instruments.

Mineral properties and deferred exploration and development
The Company considers its exploration costs to have the characteristics of property, plant, and equipment, and as such, all costs related to the mineral exploration are capitalized on a property-by-property basis. Such costs include acquisition, exploration and development net of recoveries. Until the mineral properties are explored to a point where it has been determined that the mineral properties are or are not capable of being economically developed through assessable exploration results or measurable reserves, in management's opinion, it is impractical to assess the realization of the exploration and development costs capitalized to the mineral properties. These costs will be depreciated over the estimated useful life of the mineral properties following commencement of commercial operations. Deferred costs relating to mineral properties sold or abandoned are written-off and the net gain or loss is reflected in the consolidated statement of operations.

Administrative costs incurred in Australia since the removal of the yellowcake in February 2003 that was produced during the field leach trial and administrative costs in Canada are expensed in the year incurred along with the cost of care and maintenance associated with maintaining its Australian properties.

The recoverability of amounts shown as mineral properties is dependent on the identification and determination of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable operation.

Plant and equipment
Plant and equipment, which includes office furniture and equipment, are recorded at acquisition cost. Depreciation of office furniture and equipment is provided on straight-line basis over a three year period. The cost of plant and equipment relating to operations will be depreciated straight line over their estimated useful lives of 2 ½ to 4 years following commencement of commercial production.

Capitalization of interest
Net interest costs incurred during the development, construction and start-up phase of major projects are capitalized.

Other assets
The Company's interest in process technology is carried at acquisition cost and is being amortized on a straight-line basis over a twenty year period.

Asset retirement obligations
On January 1, 2004, the Company adopted the new CICA accounting standard for asset retirement obligations. Under this new standard, the Company recognizes the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset. The impact of this change in accounting policy was not material.

Impairment of long-lived assets
Long-lived assets, including property and equipment and other assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Loss per share
Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that that denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater that their exercise price are exercised and the proceeds used to repurchase common shares. As a result of the loss for each of the reporting years, the potential effect of exercising stock options and warrants has not been included in the calculation of diluted loss per share as to do so would be anti-dilutive.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, bank balances and certificate of deposits with a remaining maturity of three months or less.

Future income taxes
The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.

Stock based compensation
The Company has a stock option plan, which is described in Note 6. The Company accounts for stock based compensation using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of equity instruments and are amortized over the vesting period. The offset to the recorded cost is contributed surplus.

3. PROPERTY, PLANT & EQUIPMENT

	As at December 31, 2004			As at December 31, 2003		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Mineral properties	7,852,146	-	7,852,146	6,229,500	-	6,229,500
Deferred exploration and development	26,471,304	-	26,471,304	24,477,498	-	24,477,498
Plant and equipment	2,658,831	1,555,128	1,103,703	3,635,928	601,122	3,034,806
Other assets	200,000	79,167	120,833	200,000	69,166	130,834
	37,124,043	1,634,295	35,547,987	34,542,926	670,288	33,872,638

	Mineral properties		Deferred exploration and development	
	December 31 2004	December 31 2003	December 31, 2004	December 31, 2003
Honeymoon, Australia	6,229,500	6,229,500	25,324,080	24,079,160
Goulds Dam, Australia	-	-	902,422	398,338
Karkarook, Australia	-	-	1,813	-
Athabasca, Canada	1,622,646	-	242,989	-
	7,852,146	6,229,500	26,471,304	24,477,498

4. JOINT VENTURE AGREEMENT

On September 7, 2004, the Company entered into a Letter Agreement, (the "Joint Venture") with Pitchstone Exploration Ltd. ("Pitchstone"). The Company has an option to earn a 50% interest in the four properties located in the Athabasca Basin of Northern Saskatchewan for $4.35 million over a period of 3 years. The Company must invest $4 million in exploration on the properties and make cash payments to Pitchstone of $350,000 to acquire the 50% interest. The Company will invest $3 million over the first 3 years with a maximum of $1 million during the first year, a minimum of $1 million in the second year and the balance in the third year. The remaining $1 million is expected to be spent during the third year but the Company and Pitchstone can negotiate and mutually agree on an extension. If the Company terminates the 50% option prior to exercising, it will be required to pay the balance of $3 million dollars less expenditures incurred to the date of termination. The terms of the Joint Venture included the issuance of 1 million common shares and 1.5 million share purchase warrants, half upon TSX approval and the balance by January 10, 2005. Pitchstone is the operator of the Joint Venture and is responsible for managing exploration programs on the properties as jointly agreed. The Company has the right to become operator under a number of conditions including if its interest in the Joint Venture increases to over 50%. The first tranche of shares and warrants (500,000 and 750,000 warrants respectively) issued in relation to the Joint Venture were valued at $635,000 and $491,250 respectively. The second tranche of shares and warrants issued on January 4, 2005, were valued on the same basis as the first tranche (note 12). As at December 31, 2004, the Company had incurred $232,800 of qualifying exploration expenses in connection with the Joint Venture.

5. LOAN PAYABLE

On February 17, 2004, after the expiry of a 30 trading day period during which the Company's share price averaged greater than $1.14 per share, being 175% of the $0.65 exercise price of the share purchase warrants granted to Resource Capital Fund L.P. ("RCF"), the Company exercised its right to require RCF to exercise its 6,276,923 share purchase compensation warrants (the "RCF Warrants"). The $4.08 million of proceeds received from the exercise of the RCF Warrants was then used to repay the $4.08 million long term debt owed to RCF.

At December 31, 2003, the loan from RCF was $4.08 million bearing interest at LIBOR plus 1% with interest payable semi-annually, due June 1 and December 1, and was secured by the Honeymoon Project. Interest of $10,368 (2003:$120,990) was incurred and capitalized during the year. Pursuant to the terms of the RCF loan agreement, the Company elected to pay interest by the delivery of common shares for the interest payable for a period from June 2002 to June 2003 by issuance of 621,052 common shares valued at $175,442 ($0.282 per share). Interest for the six months ending December 1, 2003, amounting to $50,125, was paid in cash and an amount of $7,208 was included in accrued liabilities at December 31, 2003. On February 17, 2004, the Company paid interest amounting to $17,576 representing the amount owing at December 31, 2003 and interest expense for the period January 1, 2004 to February 17, 2004.

A Company's director, Mr. James McClements, is also a senior partner of RCF and therefore this loan represents a related party transaction.

On July 1, 2003, the Company renegotiated its US$5 million loan facility with RCF. RCF converted US$2 million of the US$5 million loan into 6,476,190 units at a conversion price of $0.42 per unit, with each unit consisting of one common share and three-quarters of a common share purchase warrant. Each whole warrant is exercisable at $0.65 until July 11, 2005. The term of the remaining US$3 million of the loan was extended from December 31, 2003 to August 31, 2005 and was redenominated into $4.08 million. In consideration of such extension, the Company issued 6,276,923 common share purchase warrants, exercisable at $0.65 until August 31, 2005.

6. SHARE CAPITAL

(a) Authorized and issued

The Company is authorized to issue an unlimited number of common shares.

The following table summarizes the movements in the Company's outstanding issued shares:

Share Capital	Year Ended December 31, 2004		Year Ended December 31, 2003	
	# of shares	$	# of shares	$
Balance, beginning of the year	52,372,879	40,287,352	30,452,487	29,113,371
Issued for cash during the period	2,759,187	2,472,957	14,823,151	8,278,539
Issued on exercise of RCF warrants (note 5)	6,276,923	5,090,585	6,476,190	2,720,000
Issued for interest payable (note 5)	-	-	621,051	175,442
Pitchstone Agreement (note 4)	500,000	635,000	-	-
Balance, end of the year	61,908,989	48,485,894	52,372,879	40,287,352

i) Share capital transactions in 2004:

Shares issued for cash in 2004 includes the conversion of 1,369,187 warrants at a price of $0.65 combined with the exercise of 390,000 employee stock options at an average price of $0.94.

On October 6, 2004, the Company completed a private placement consisting of 500,000 common shares at a price of $1.10 and 500,000 flow-through shares at a price of $1.35. Net proceeds from this private placement amounted $1,150,475, net of cash issue cost of $74,525.

ii) Share capital transactions in 2003:

During 2003 a total of 14,823,151 shares were issued, pursuant to two private placements. Total proceeds amounted to $9,426,760 before issuance costs of $1,148,221 of which $271,121 arose from the valuation of compensation warrants.

On July 11, 2003 the Company, pursuant to a private placement, issued 6,816,875 units at $0.40 per unit for proceeds of $2,726,750 and 1,190,476 units at $0.42 per unit for proceeds of $500,000. On August 6, 2003, an additional 500,000 units were issued at $0.40 for gross proceeds of $200,000 as part of the July placement. In all cases, each unit consists of one common share and one half a share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at $0.65 for a period of two years from the issue date. In addition, 681,687 compensation warrants were issued.

On December 16, 2003, the Company, pursuant to a private placement, issued 6,315,800 units at $0.95 per unit for proceeds of $6,000,010. Each unit consists of one common share only. In addition, 315,790 compensation warrants were issued.

(b) Stock options

The Company has a stock option plan (the "Plan") which was approved by shareholders on January 3, 1997 and modified by shareholders on June 10, 2002.

Options granted under the Plan are non-assignable and may be granted for a term not exceeding ten years. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, number of shares reserved for optioning to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and any vesting period which is generally 1/3 on grant date, 1/3 on the first anniversary of the grant date and the remainder on the second anniversary of the grant date. The maximum number of shares of the Company that are issuable pursuant to the Plan is limited to 5,000,000 shares.

During the year ended December 31, 2004, the Company recorded stock-based compensation expense of $341,090 (2003: $126,183).

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.47% (2003: 3.47%), expected dividend yield of nil (2003: nil), expected volatility of 100% (2003: 100%) and expected option life of five years (2003: five years). Under this method of calculation, the weighted average fair value of the stock options granted was $0.69 (2003: $0.39). Options to purchase common shares of the Company have been granted in accordance with the Plan, as follows:

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	Options	Weighted Average Exercise Price $	Options	Weighted Average Exercise Price $
Opening balance	2,975,000	0.86	2,485,000	0.98
Granted	560,000	0.91	690,000	0.52
Exercised	(390,000)	0.94	-	-
Expired	(90,000)	0.77	(200,000)	1.25
Outstanding, end of period	3,055,000	0.86	2,975,000	0.86
Options exercisable at end of period	2,575,000	0.80	2,508,333	0.91

The following table summarizes information about the stock options outstanding as at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding As at December 31, 2004	Weighted Avg Remaining Life (years)	Weighted Avg Exercise Price $	Number Exercisable As at December 31, 2004	Weighted Avg Exercise Price $
$0.38 - 0.40	450,000	3.60	0.38	316,667	0.38
$0.62	50,000	3.86	0.62	50,000	0.62
$0.75 – 0.85	860,000	1.61	0.76	860,000	0.76
$0.92 - 1.00	1,145,000	3.29	0.96	798,333	0.98
$1.20	550,000	2.16	1.20	550,000	1.20
	3,055,000	2.67	0.86	2,575,000	0.80

(c) Warrants

	Number of warrants	Allocated value	Average exercise price $
Balance, January 1, 2003	**7,386,615**	-	**1.24**
Issued on private placements to:			
Shareholders	4,253,676	-	0.65
Brokers	997,477	271,121	0.81
Conversion warrants issued to RCF (note 5)	4,857,143	-	0.65
Extension warrants issued to RCF (note 5)	6,276,923	1,010,585	0.65
Warrants expired	(7,386,615)	-	1.24
Balance, December 31, 2003	**16,385,219**	**1,281,706**	**0.66**
Issued - Pitchstone Joint Venture (note 4)	750,000	491,250	1.39
Issued on private placement to brokers	100,000	55,100	1.35
Warrants exercised:			
Extension warrants issued to RCF	(6,276,923)	(1,010,585)	0.65
Other	(1,369,187)	(120,109)	0.65
Balance, December 31, 2004	**9,589,109**	**697,362**	**0.73**

At December 31, 2004 outstanding warrants to purchase common shares were as follows:

	Total Outstanding	Exercise Price	Expiry Date
Series C warrants	3,316,176	$0.65	July 11, 2005
Conversion warrants	4,857,143	$0.65	July 11, 2005
Series C warrants	250,000	$0.65	August 8, 2005
Pitchstone warrants (note 4)	750,000	$1.39	September 16, 2007
Share Purchase Warrants	**9,173,319**		
Broker warrants	315,790	$1.15	December 16, 2005
Broker warrants	100,000	1.35	October 5, 2006
Compensation Warrants	**415,790**		
TOTAL	**9,589,109**		

During the year ended December 31, 2004, 6,276,923 compensation warrants were exercised by RCF for proceeds of $4.08 million (note 5). 687,500 Series C warrants were also exercised as well as 681,687 broker warrants at $0.65. All proceeds were credited to share capital. A total of 850,000 warrants were issued in 2004, 750,000 to Pitchstone (note 4) and 100,000 as broker warrants in relation to the October private placement.

The fair value of the compensation warrants granted was estimated to be $55,100 (2003: $1,281,585) at the date of grant, using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.47% (2003: 3.47%), expected dividend yield of nil (2003: nil), expected volatility of 100% (2003: 100%) and expected warrants term of two years (2003: two years)

7. INCOME TAX

The provision for income taxes differs from the amount that would result by applying Canadian statutory income tax rates of approximately 36% (2003: 36%) to earnings as described in the table below

	2004 $	2003 $
Net loss for year	(3,812,257)	(259,054)
Expected recovery	(1,372,000)	(93,000)
Non-deductible compensation expense	123,000	45,000
Non-deductible/taxable foreign exchange loss (gain)	89,000	(590,000)
Losses not tax benefited	1,160,000	638,000
	—	—

The components of the Company's Canadian future income tax assets are as follows:

	2004 $	2003 $
Non-capital losses	1,790,000	1,847,000
Share issuance costs	282,000	363,000
Property, Plant and Equipment	110,000	116,000
Future income tax asset	2,182,000	2,326,000
Valuation allowance	(2,182,000)	(2,326,000)
Net future income tax asset	—	—

As at December 31, 2004, the Company had $5,245,000 of non-capital losses to be carried forward and applied against taxable income of future years. The benefit of these loss carry forwards has not been recognized for accounting purposes. The non-capital losses have expiry dates as follows:

2005	761,000
2006	258,000
2007	578,000
2008	808,000
2009	877,000
2010	1,156,000
2011	807,000
	5,245,000

In Australia, the Company has loss carry forwards for income tax purposes of approximately $24 million which may be used to reduce future taxable income. These losses may be carried forward indefinitely.

Management reviews the valuation allowance of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization.

8. SEGMENTED INFORMATION

Substantially all of the Company's working capital balances and capital assets are situated in Australia.

9. COMMITMENTS

The Company has several non-cancellable lease obligations primarily for general office facilities that expire over the next three years. Future minimum payments under these leases are as follows:

Less than 1 year	$156,229
More than one year but less than two	$52,564
More than two years but less than three	$59,309

10. NATIVE TITLE CLAIMS

The Company's interests in the Honeymoon and Goulds Dam properties are subject to two Native Title claims. Agreements have been secured with both groups, whereby the Company pays annual administration fees to each claimant group.

11. COMPARATIVE FINANCIAL STATEMENTS

Certain numbers in the comparative financial statements have been reclassified to adopt presentation as at December 2004.

12. SUBSEQUENT EVENT

Pursuant to the Joint Venture with Pitchstone (note 4), the Company issued 500,000 common shares along with 750,000 purchase warrants to Pitchstone on January 4, 2005.